RIVIANA FOODS INC. 2003 ANNUAL REPORT


Kerns

Riviana Foods (RVFD)

Riviana Foods Inc. is a leading processor, marketer and distributor of branded and private label rice and other food products in the United States, Central America and Europe.

In the U.S.

Riviana is America's volume leader in the retail rice category. For the past 11 years, the Company has been the number one or number two rice marketer in 19 of the top 20 U.S. rice markets, and its brands are among the most recognized names in rice. They include: Mahatma®, Success®, Carolina®, River®, WaterMaid®, S&W®, China Doll®, Sello Rojo®, El Mago®, and Gourmet House®. Riviana supplies a total of 87 private labels to U.S. supermarkets, including 18 of the top 20 retailers.

In Central America and Europe

The Company's subsidiaries, Pozuelo, S.A. and Alimentos Kern de Guatemala, S.A., process, market and distribute cookies, crackers and processed fruits and vegetables throughout Central America. In Europe, Riviana's United Kingdom subsidiary, Stevens & Brotherton Ltd., markets and distributes branded and private label rice and other food products. The Company's Belgian subsidiary, N&C Boost N.V., participates in joint venture operations that mill, market and distribute branded, private label and industrial rice products and rice cakes in Belgium and Germany as well as to major retail and industrial customers throughout Europe.

Riviana Foods is headquartered at 2777 Allen Parkway in Houston, Texas. Its common stock is traded on The Nasdaq Stock Market under the symbol "RVFD."

On the cover: *Behind Riviana's brand name products are a network of storage, processing, manufacturing and transportation operations. Among them, the Mahatma® rice facility in Houston, Pozuelo's and Kern's manufacturing and distribution facilities in Central America, and trucking operations for Stevens & Brotherton's Phoenix® brand rice in the United Kingdom.*

SELECTED FINANCIAL DATA

(In thousands, except per share data)	1999	2000	2001	2002	2003
Income statement data:					
Net sales	$434,291	$402,965	$381,999	$375,064	$396,307
Net income	24,255	25,101	19,242	25,245	28,656
Earnings per share-diluted	1.60	1.73	1.36	1.77	1.96
Balance sheet data:					
Total assets	200,204	209,115	208,293	222,714	273,950
Total debt	3,363	7,362	6,278	2,396	24,247
Stockholders' equity	130,377	134,931	140,834	159,030	181,050
Dividends paid per share	0.47	0.53	0.60	0.65	0.67

The Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes included herein.



NET SALES
NET INCOME
EARNINGS PER SHARE-DILUTED
DIVIDENDS PAID PER SHARE
In millions, except per share data
434
403
382
375
396
24
25
19
25
29
1.60
1.73
1.36
1.77
1.96
0.47
0.53
0.60
0.65
0.67
99 00 01 02 03
99 00 01 02 03
99 00 01 02 03
99 00 01 02 03

TO OUR STOCKHOLDERS:

At Riviana, we have always operated our company based on a few simple strategies: leading brands, developing new products, expanding our international business, improving operating efficiencies, and partnering with others. Over time, these strategies have proven effective and have allowed us to build a strong business that has remained profitable in the face of competitive markets and the inevitable fluctuations in the business environment. That continued to be true in fiscal 2003.

For the year, we reported net income of $28.7 million, or $1.96 per diluted share, on sales of $396.3 million. That compares to net income of $25.2 million, or $1.77 per diluted share, on sales of $375.1 million for fiscal 2002. Income from operations of $35.8 million was up 7% compared to $33.6 million for the prior year.

For the eighth consecutive year, we continued our record of returning value to our shareholders through dividend growth. On August 19, 2003, the Board of Directors increased the quarterly cash dividend by 47%, to $0.25 per common share from the $0.17 per common share previously paid. In evaluating the dividend increase, the Board took into consideration the Company's positive cash flow, strong balance sheet and recently enacted federal tax legislation.

We were also proud to be selected as one of Forbes' 200 Best Small Companies in America for 2002. The award, which was based upon our sales, equity and earnings-per-share growth, places Riviana among the elite of America's small companies.

MARKET SHARE AND VOLUMES UP

In our U.S. rice business, we reported gains in market share and volumes for fiscal 2003, despite a sluggish year in the retail rice category. Operating profit for our domestic rice business was up 8%, to $35.2 million, and sales were up 3%, to $247.4 million. Our foodservice business continued to show double-digit growth, with a 36% increase in unit volumes, as customers seek convenience and quality, and more restaurants expand their menus to include rice dishes.



CAROLINA

Riviana facilities bear the names of products recognize for quality. In the U.S., Mahatma® among the countr leading names in ri

Industrial specialty volumes were up 33%, and we reported a 42% increase in export/commodity volumes, primarily due to an acquisition in February of additional instant rice production facilities in Arkansas. This acquisition provided several important synergies to our existing operations, adding capacity to our instant rice business and strengthening our market position in the southeastern United States. The acquisition included the China Doll® brand, which is one of the top selling rice and dry bean brands in Alabama, Mississippi and northern Florida.

Total retail volumes were 3% higher due to strong sales of Carolina® brand regular rice in the northeastern U.S. Volumes of the value-added Success® instant rice were down 3% and prepared rice mixes were flat.

Our Rivland Partnership, a joint venture with Riceland Foods, Inc. of Stuttgart, Arkansas, and the largest producer of rice flour in the U.S., reported higher volumes for the year. Profit was down slightly due to higher costs.

While our strength in the domestic rice markets is an important component of Riviana's success equation, we also place important emphasis on our international operations. During fiscal 2003, we further strengthened our competitive positions both in Central America and Europe. Our Central American operations reported growth in spite of difficult political and economic conditions in that region. In Europe, our Stevens & Brotherton Ltd. subsidiary in the United Kingdom remained on a profitable track, and we continued to work with our joint venture partners to grow our business on the European continent.

In Central America, ongoing cost containment and efficiency improvements as well as an expanded distribution network resulted in a 6% increase in revenues, to $88.5 million, yielding a 4% increase in operating income to $10.5 million. Kern received positive response to the introduction of new products and reported good growth in nectars, juices and refried beans in Guatemala. Overall volumes for juices, fruits and vegetable products in the region were up 11%. At Pozuelo, volumes of cookies and crackers were up only 1% for the year due to increased competitive market activity.

Our European operations remained on a profitable track with expansion in key areas. Sales were up 16% to $54.4 million, however, operating profit of $1.1 million was 36% less than the prior year due to a


POZUELO
DUCAL

In Central America, Pozuelo is a leading manufacturer and distributor of cookies and crackers and Kern markets a variety of fruit and vegetable products under the Kern's® and Ducal® brand names.

favorable adjustment to pension expense in fiscal 2002 that was not repeated this year.

In the United Kingdom, the new principal product lines added in fiscal 2002 – Penguen® and Real Foods® – were successful in their first full year. The Company also successfully introduced single portion, 60-second microwaveable rice products which had previously been launched in Belgium and Germany. We further strengthened our position in northern Europe through the acquisition of the retail rice brands of Kraft Foods Inc. by our joint venture partner, Ebro Puleva, S.A. The purchase, which was completed on August 6, 2003, included the Reis-Fit® and Ris-Fix® brands.


Kerns

Phoenix® rice is a popular ethnic bra distributed by Rivia subsidiary Stevens Brotherton in the U

Reis-Fit®, a brand leader in boil-in-bag rice, will be marketed in Germany and Austria by Euryza GmbH, which is jointly owned by Ebro Puleva and Riviana. It will complement Euryza's Oryza® brand, the leader in specialty rice products, and will make Euryza the leader in the German retail rice market. Ris-Fix® provides a significant entry into the Danish retail rice market. That brand will be managed by Boost Nutrition C.V., also jointly owned by Ebro Puleva and Riviana.

Volumes of rice cakes grew 13% at Herto N.V., our joint venture with Ebro Puleva and Ricegrowers' Co-operative Limited of Australia. Herto, one of the largest makers of rice cakes in Europe, expects to complete the transition of operations into its new Belgian rice cake facility in the fourth quarter of 2003. The move will increase production capacity by 25% initially, with space for production increases of up to 70% to meet demand growth in the future.

A LOOK AHEAD

As we look ahead, we will be searching for ways to successfully grow our business, both in the U.S. and internationally. However, growth in itself is not an acceptable goal. To excel, we continually need to improve the quality and value of our products and expand our market penetration.

In the year ahead, we will:

- Invest in capital projects that further lower costs and improve packaging and operating efficiencies;
- Enhance our product offerings with new flavors and sizes that extend our market reach;
- Continue research and development efforts for new products and ensure that we are always the low-cost provider of value-added rice products;
- Pursue acquisition opportunities that allow us to solidify our position as the number one U.S. producer of value-added rice products and build upon our leadership position in the production of quick-cooking rice products for retail, foodservice and industrial customers;
- Complete the transition to a new rice cake facility in Belgium and increase production commensurate with demand; and
- Continue consolidation of distribution and offer select new products in Central America.



Ready Rice
Ready Rice

In Belgium, the Company and its joint venture partners are transitioning operations to a new rice cake facility. The Bosto® brand of 60-second microwaveable rice dishes has been popular with consumers since their launch in 2002.

We will also continue our commitment to conducting our business with the highest legal, ethical and moral standards. We support the provisions of the Sarbanes-Oxley Act of 2002, the Nasdaq guidelines and other measures to strengthen corporate governance and are taking all appropriate actions to ensure full compliance.

We are pleased to welcome Charles H. Cotros, retired Chairman and CEO of SYSCO Corporation, to our Board of Directors. Mr. Cotros has more than 40 years in the foodservice industry, and his experience and insights will be invaluable in the future.

We believe Riviana is positioned to succeed in the year ahead, despite significant increases in rice costs due to reduced carry-over stocks and a smaller U.S. rice crop. As in the past, we will focus on the fundamentals that have been so important to our success. We will work to bring quality products to the marketplace, and we will emphasize effective cost management and efficiency.

On behalf of the entire Riviana team, we appreciate the confidence you have shown through your investment. We intend to see that it is rewarded in fiscal 2004 and beyond.

Frank A. Godchaux III
Chairman of the Board

Joseph A. Hafner, Jr.
President and Chief Executive Officer

Riviana

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 29, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-25294

Riviana Foods Inc.

(Exact name of Registrant as specified in its charter)

Delaware *(State of Incorporation)*	76-0177572 *(I.R.S. Employer Identification No.)*
2777 Allen Parkway Houston, Texas *(Address of principal executive offices)*	77019-2141 *(Zip Code)*

Registrant's telephone number, including area code: (713) 529-3251

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $1.00 per share
(Title of Class)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of August 26, 2003 the aggregate market value of Registrant's voting stock held by non-affiliates of the Registrant was approximately $180,058,000.

The number of shares of Common Stock of the Registrant, par value $1.00 per share, outstanding at August 26, 2003 was 14,335,686.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held October 15, 2003 (the "Proxy Statement") are incorporated by reference into Part III, Items 10, 11, 12 and 13.

PART I

Item 1. *Business*

Riviana Foods Inc. ("Riviana", the "Company", or the "Registrant") was incorporated on January 31, 1986. The Company's predecessors date back to 1911 when Frank A. Godchaux began the amalgamation of 25 rice mills in southwest Louisiana.

Riviana processes, markets and distributes rice products in the United States, cookies, crackers, fruit juices, nectars and drinks, and processed fruits and vegetables in Central America, and rice and other food products in Europe. For fiscal 2003, the Company's domestic operations accounted for approximately 64% and 75% of net sales and operating income before general corporate expenses, respectively, and operations in Central America and Europe accounted for approximately 22% and 14% of net sales and 23% and 2% of operating income before general corporate expenses, respectively.

Riviana's domestic operations consist primarily of sales of retail branded and private label rice products, sales of rice products to retail foodservice chains and to major food processors, sales of rice by-products to industrial users and export sales of branded and value-added rice products to Puerto Rico and a number of international markets.

By volume, Riviana is the largest seller of retail branded and private label rice products in the United States, offering a variety of products in each of the retail rice industry's four categories: dried rice (milled white and parboiled rice), instant rice (rice that cooks in 10 minutes or less), easy-to-prepare, flavored rice mixes (specialty mixes) and brown rice.

The Company's domestic sales by hundredweight ("cwt") of retail rice products have grown at a compound annual rate of 1% from fiscal 1999 to 2003. The Company believes its consistent growth has resulted from its longstanding national presence and reputation for quality, and its ability to develop and market easy-to-prepare, value-added instant and specialty mix products.

The Company markets its branded products under a number of nationally recognized brand names including:

Mahatma® — the best selling brand of packaged long grain rice in the U.S. for eleven years.

Success® — the leading brand of instant boil-in-bag rice and the second leading brand of instant rice in the U.S.

Carolina® — one of the leading brands of packaged long grain rice in the northeastern and mid-Atlantic U.S.

WaterMaid® — the leading brand of medium grain rice in the south and southeastern U.S.

River® — the top-selling brand of packaged medium grain rice in several northeastern and mid-Atlantic U.S. markets.

S&W® — the best selling brand of packaged long grain rice in the Pacific northwest.

Gourmet House® — one of the leading brands of packaged wild rice in the U.S.

China Doll® — one of the leading brands of packaged rice and packaged beans in Alabama, Mississippi and Florida.

Riviana also markets a variety of easy-to-prepare, flavored rice mixes under the Mahatma®, Carolina® and Success® brand names, including Mahatma® brand Saffron Yellow Rice, Red Beans & Rice, Spanish Rice, Black Beans & Rice, Spicy Saffron Yellow Rice, Nacho Cheese Rice, Long Grain & Wild Rice, Broccoli & Cheese Rice and Beef Rice, Carolina® brand Saffron Yellow Rice, Black Beans & Rice, Pilaf Rice, Long Grain & Wild Rice, Chicken Rice and Spanish Rice and Success® brand Saffron Yellow Rice, Brown & Wild Rice, Broccoli & Cheese Rice, Red Beans & Rice, Grilled Chicken & Broccoli Rice and Cheesy Rice.

In addition to its branded products, the Company supplies a full range of private label rice products — dried rice, instant rice, rice mixes and brown rice — to numerous food retailers, including 19 of the top 20 retailers in the United States. In July 1998, the Company also began marketing and distributing retail rice products in the United States, the Bahamas and U.S. military commissaries for Riceland Foods, Inc., with whom it also participates in rice flour milling and co-generation projects.

The Company supplies parboiled and instant rice in bulk to a number of the nation's major food processors for use as an ingredient in other food products. The Company markets a range of foodservice products, principally instant rice, parboiled rice, and rice mixes, to several of the top restaurant chains and foodservice companies in the United States. Additionally, the Company sells bulk rice and rice by-products to industrial users.

Riviana exports brand name and value-added rice products to Puerto Rico and a number of foreign countries. The Company's Puerto Rican brands, El Mago®, Sello Rojo® and Mahatma®, represent approximately 19% of the total Puerto Rican retail rice market, where per capita rice consumption is approximately five times the United States level. The Company also exports bulk, brand name and private label rice products to Canada, Mexico, Central America and countries in the Caribbean, Europe, Africa and the Middle East.

In Central America, the Company operates as one of the largest manufacturers of cookies and crackers and one of the largest processors of fruits and vegetables through Pozuelo, S.A. ("Pozuelo") and Alimentos Kern de Guatemala, S.A. ("Kern"). In cookies and crackers, Costa Rica is the largest market, followed by Guatemala and El Salvador. In processed fruits and vegetables, the Company produces a wide variety of products, including fruit nectars and juices, fruit drinks, tomato products and refried beans. These products are sold principally in Central America with the largest markets being Guatemala, Costa Rica and El Salvador. Exports, including refried beans exported to the United States, represent a part of the Central American business. Many of the Company's primary brand name products are market leaders in Central America in their respective categories.

In Europe, the Company is a distributor of rice and other food products through its subsidiary, Stevens & Brotherton Ltd. ("S&B") and a major rice miller, marketer and distributor of rice products through its subsidiary, N & C Boost N.V. ("N&C"). S&B, a United Kingdom subsidiary, distributes a variety of brand name and private label products including rice, dried fruits, and canned and frozen fruits and vegetables to retail, wholesale, foodservice and industrial customers. The products distributed by S&B are all produced by other manufacturers and generate a lower gross profit margin than other Riviana operations.

N&C, a Belgian subsidiary, competes in the continental European rice market through its interest in Boost Nutrition C.V. in Belgium and its subsidiary, Euryza Reis GmbH in Germany, (collectively "Boost"). Boost is accounted for as an unconsolidated affiliate and is jointly owned by N&C and the Herba Rice Division of Ebro Puleva, S.A. ("Herba"). On August 6, 2003, Herba, the Company's joint venture partner in Boost, completed the acquisition from Kraft Foods Inc. of the Reis-Fit® brand in Germany and Austria and the Ris-Fix® brand in Denmark. The use by Boost of these brands will make Boost the leader in the German retail rice market and provide a significant entry into the Danish branded retail market. The Boost joint ownership agreement provides that each party has certain rights to buy the other's interest or require the other to buy its interest. N&C and Herba also each own a one-third interest in Herto N.V., a major European rice cake manufacturer.

Financial segment information by geographic area for the most recent three fiscal years is set forth in Item 8, Note 14, "Segment information."

The Company is exposed to certain political, economic and other risks inherent in doing business abroad, including exposure to currency exchange rate fluctuations, currency exchange restrictions, potentially unfavorable changes in tax or other laws, partial or total expropriation, and the risks of war, terrorism and other civil disturbances. Additional information related to this matter is set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's strategies for minimizing the effect of currency rate fluctuations are to borrow in local currencies, denominate accounts receivable in local currencies and hedge certain short-term foreign product procurement commitments with specific currency exchange contracts. Currency rate fluctuations have not materially impacted the historical results of operations. The functional currencies of the Company's foreign subsidiaries are the local currency of each subsidiary.

The Company has a large customer base that includes retail supermarket chains, wholesalers, industrial ingredient users, restaurant chains, breweries and other food processors. No customer, domestic or international, accounted for more than 4% of the Company's consolidated revenues in fiscal 2003.

In the United States, the Company supports its branded business primarily with national and regional media advertising and trade and consumer promotions. These programs are coordinated by the Company's marketing and sales departments through seven regional managers and a national network of food brokers.

The Company's sales of retail rice products are executed on a purchase order basis, although the Company does have some contracts under which it supplies rice products to industrial, foodservice and international customers. The Company's sales of retail rice products are conducted through independent food brokers, who are coordinated by the Company's regional sales managers. Products are distributed through a nationwide network of Company and public warehouses.

The Company buys and mills rough rice from a variety of farm sources, primarily in Arkansas and Louisiana. No single source accounts for more than 10% of rough rice purchases. In addition to milling rice in its own facilities, the Company purchases approximately 31% of its rice requirements from companies primarily in the United States that mill the rice to the Company's specifications. In fiscal 2003, 81% of the Company's milled rice purchases were from one supplier, Riceland Foods, Inc. ("Riceland"), an unrelated third party. In addition to these rice purchases, the Company is a joint venture partner with Riceland in rice flour processing and co-generation of power from the gasification of rice hulls. See Item 8, Note 1, "Organization and nature of business". The Company believes adequate alternative sources of supply are readily available, and all purchase transactions are compared to published market price data and competitive quotes from more than one supplier before entering into a purchase contract.

The Company's competitive position depends largely on continued consumer brand loyalty and its ability to introduce and gain customer acceptance for new products. The Company competes with three industry leaders and with several regional competitors on the basis of price, quality, brand name recognition, availability of products and product innovation.

The Company is the industry leader in sales of branded rice measured by volume. The Quaker Oats Company is the largest seller of branded rice in the industry measured in dollars with its rice brands, Rice-A-Roni and Near East. Mars, Incorporated, through its subsidiary, Uncle Ben's, Inc., is the largest seller of parboiled rice. Kraft Foods Inc. produces the leading brand of instant rice, Minute.

The Company's Central American subsidiaries have local competitors, some of which are affiliated with multinational companies. New competition has come from an influx of international brands imported from the United States, Mexico and South America attributable largely to declining import duties in Central America.

In Belgium and Germany, Boost competes with branded products from Masterfoods (a division of Mars, Incorporated) as well as branded and private label products packaged by other European millers and processors. In the United Kingdom, S&B competes with European rice millers, including mills in the United Kingdom, from which it also purchases rice, for its share of the rice market. In the market for products other than rice, S&B competes with local producers and importers representing worldwide manufacturing operations that process fruits, vegetables and other food products.

Although the Company is not involved in rice farming, certain government regulations affecting United States rice farmers have an impact on the Company's cost of raw materials. Substantially all rice grown in the United States is impacted by government programs.

In May 2002, the Farm Security and Rural Investment Act of 2002 (the "2002 Farm Bill") was enacted to replace the Federal Agriculture Improvement and Reform Act of 1996. The 2002 Farm Bill provides for the continuation of direct decoupled payments for the 2002 through 2007 crop years. The payment base remains at 85 percent of contract acreage, and the direct decoupled payment for rice is set at $2.35 per cwt. Producers may elect to update base acres and yields. The 2002 Farm Bill maintains the marketing loan and loan deficiency structure with the use of generic certificates, contains a new counter-cyclical program, and maintains planting flexibility, enabling farmers to plant different crops other than rice as market conditions warrant. The 2002 Farm Bill sets payment limitations at $40,000 for direct decoupled payments, $65,000 for counter-cyclical payments, and $75,000 for marketing loan gains. Current provisions regarding husband and wife and the three entity rule are retained and a new means test provision will become effective for the 2003 crop. The new farm bill currently complies with the World Trade Organization commitments, but gives the Secretary of Agriculture the authority to scale back payments if the United States gets close to the $19.1 billion cap for trade-distorting payments.

The Company is subject to various federal, state and local environmental laws and regulations concerning air quality, water quality, and the generation, use and disposal of materials relating to plant operations and to the processing of rice. The Company procures and maintains the necessary environmental permits and licenses in order to operate its facilities and considers itself to be in compliance in all material respects with those environmental laws and regulations currently applicable to its business and operations. Such compliance has not materially affected the Company's business, financial condition or results of operations.

The manufacture and marketing of the Company's products are subject to regulation in the United States by federal regulatory agencies including the Environmental Protection Agency, the Occupational Safety and Health Administration, the Food and Drug Administration ("FDA"), and by various state and local authorities. The FDA also regulates the labeling of the Company's products. The Company's operations outside the United States are subject to similar regulation in a number of countries. Compliance with existing requirements of such governmental bodies has not materially affected the Company's capital expenditures, earnings or competitive position.

The Company's brands are protected by numerous trademark registrations in the United States and foreign jurisdictions. The Company believes that its registered trademarks have significant value, and are adequate to protect the brand names significant to its business.

As of August 15, 2003, the Company employed approximately 2,752 employees, 23% of whom were covered by collective bargaining agreements. In Houston, Texas, the Company is a party to collective bargaining agreements with General Drivers, Warehousemen and Helpers Teamsters Local Union No. 968, covering 281 employees. In Memphis, Tennessee, the Company is a party to a collective bargaining agreement with Teamsters Local Union No. 1196 covering 109 employees. In Guatemala, Kern is a party to a collective bargaining agreement with a local union covering 249 employees. The Company believes its labor relations are good.

Item 2. *Properties*

The following table lists the Company's principal properties, all of which are owned unless otherwise indicated.

Location	Nature of Facility	Square Footage
Houston, Texas	Processing, packaging, technical center, warehouse	170,600
Houston, Texas(1)	Corporate headquarters	52,100
Abbeville, Louisiana	Processing, packaging, warehouse	137,200
Memphis, Tennessee	Packaging, warehouse	99,700
Carlisle, Arkansas	Processing	94,880
Jonesboro, Arkansas(1)	Operations, gasification, storage for rice hulls	6,000
Stuttgart, Arkansas(1)	Operations, gasification, storage for rice hulls	36,705
Brinkley, Arkansas	Processing, packaging, warehouse	40,300
Mobile, Alabama(1)	Processing, packaging, warehouse	43,029
Edison, New Jersey(1)	Warehouse	99,902
Clearbrook, Minnesota	Processing, packaging, warehouse	27,440

Location	Nature of Facility	Square Footage
Orpington, England(1)	Trading office	11,100
Bristol, England(2)	Distribution	210,000
San Jose, Costa Rica	Production, packaging, warehouse	257,000
Guatemala City, Guatemala	Production, packaging, warehouse	267,000
San Salvador, El Salvador(1)	Distribution, warehouse	28,000
Managua, Nicaragua(1)	Distribution, warehouse	24,000
Panama City, Panama(1)	Distribution, warehouse	13,400

(1) Leased facility.

(2) Contracted space and services.

In addition to the properties listed in the table, the Company owns seven drying and storage facilities strategically located in the rice growing region of the southeastern United States, and leases warehouse facilities in Houston and Memphis.

Item 3. *Legal Proceedings*

The Company is from time to time subject to claims and suits arising in the ordinary course of business. The Company is not currently a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's financial position or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of the fiscal year ended June 29, 2003, no matter was submitted to a vote of the stockholders.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Information relating to the Company's common stock is set forth in Item 8, Note 11, "Capital stock", and Note 15, "Unaudited quarterly financial data."

On August 19, 2003, the Board of Directors declared a quarterly cash dividend of $0.25 per common share payable October 7, 2003 to stockholders of record on September 9, 2003.

The Company has a continuing stock repurchase program. The program authorizes the repurchase of up to 3,000,000 shares of the Company's common stock from time to time. As of August 29, 2003 the Company had repurchased 2,023,246 shares. The Company expects to finance any future repurchases from working capital, unused short-term credit lines and cash flow from operations.

Item 6. *Selected Financial Data*

The following table represents selected consolidated financial data for the Company and its subsidiaries for each of the five fiscal years 1999 through 2003. Net sales for fiscal years 1999 and 2000 have been restated to reflect the adoption as of July 1, 2001, of the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue Nos. 00-14 and 00-25. All amounts are in thousands except per share data.

	2003	2002	2001	2000	1999
Income statement data:					
Net sales	$396,307	$375,064	$381,999	$402,965	$434,291
Net income	28,656	25,245	19,242	25,101	24,255
Earnings per share:					
Basic	2.01	1.79	1.37	1.74	1.62
Diluted	1.96	1.77	1.36	1.73	1.60
Balance sheet data (at end of year):					
Total assets	$273,950	$222,714	$208,293	$209,115	$200,204
Short-term debt and Current maturities of long-term debt	22,694	859	4,816	5,900	1,973
Long-term debt, net of current maturities	1,553	1,537	1,462	1,462	1,390
Total debt	24,247	2,396	6,278	7,362	3,363
Stockholders' equity	181,050	159,030	140,834	134,931	130,377
Dividends paid per share	0.67	0.65	0.60	0.53	0.47

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes.

Business Acquisition

Effective February 10, 2003, the Company purchased all of the Rice Specialties business of ACH Food Companies, Inc. (ACH) for about $25.4 million. The business located in Brinkley, Arkansas, and Mobile, Alabama, manufactures and sells a variety of rice products including quick cooking rice for the U.S. food manufacturing, retail and foodservice industry. The results of operations are included in the Company's financial statements beginning February 10, 2003. See Item 8, Note 13, "Business acquisition."

Resolution of Tax Matter

The results of operations for the year ended June 29, 2003 included $1.4 million, or $0.10 per diluted share, net of minority interest of $0.1 million, reduction in tax expense due to the favorable resolution of a foreign tax matter in the second quarter of fiscal 2003. For the year ended June 30, 2002, the results of operations included $0.8 million, or $0.06 per diluted share, net of minority interest of $0.1 million, reduction in tax expense due to the favorable resolution of a foreign tax matter in the second fiscal quarter of fiscal 2002. The current year reduction in tax involved investment tax credits related to the capital investments made by the Company in fiscal 1998 and the prior year reduction was related similarly to capital investments made by the Company in fiscal 1997. The Company did not record the benefit attributable to these credits while their availability was uncertain; however, the matter has now been resolved in favor of the Company.

General

The Company operates on a 52/53-week fiscal year ending on the Sunday closest to June 30th. This period is utilized because it closely coincides with the rice crop year in the southern United States and rice is the largest component of the Company's business. Fiscal 2003, fiscal 2002 and fiscal 2001 covered 52 weeks of operations.

The Company operates in various foreign countries and is therefore subject to currency fluctuations. Changes in the value of the United States dollar against these currencies will affect the Company's results of operations and financial position. When the United States dollar strengthens compared to other local currencies, the operating results of the Company's foreign units translate into fewer United States dollars, thus decreasing the revenues and expenses of the Company on a consolidated basis. If the United States dollar weakens against the other relevant currencies, the opposite occurs. The Company's foreign units attempt to minimize the effects of currency risk by borrowing externally in the local currency and by hedging their purchases made in foreign currencies when that option is available. As a matter of policy, the Company does not engage in currency speculation. Changes in exchange rates historically have not materially impacted the Company's net sales, costs or business practices and management expects this to continue.

Inflationary conditions in the United States and Europe have been moderate and have not had a material impact on the Company's results of operations or financial position for the three fiscal years ended June 29, 2003. Despite higher inflationary rates in Central America, inflation has not had a material impact on the results of operations or financial position of the Company's units located in that region because the Company has generally been able to pass on cost increases to its customers.

The Company includes in domestic operations all export sales originating from the United States and sales in Puerto Rico.

Accounting Policies

The following accounting policies are integral to understanding the financial statements contained herein reporting the operating results and financial position of the Company for the year ended June 29, 2003 with comparative results for the previous year. For additional accounting policies, see Item 8, Note 2, "Summary of significant accounting policies."

Accounting Estimates and Assumptions

Certain estimates and assumptions are used in preparing the financial statements presented herein and affect the reported amounts and disclosures. Estimates are used when accounting for certain consumer and trade promotions, depreciation and amortization, employee benefits contingencies and asset valuation allowances. For example, in determining the expense related to consumer coupons, the Company estimates the percentage of coupons that will be redeemed based on historical results for similar items. The Company is also subject to risks and uncertainties that could cause actual results to be different from estimated results such as changes in market conditions, competition, foreign exchange rates, legislation, accounting rules and litigation. Actual results could differ from those estimates. Those items are discussed in more detail in the section entitled "Forward-Looking Information and Factors that May Affect Future Results."

Revenue Recognition

Sales are recognized at the time the risk of ownership passes to the customer. Generally this occurs when products are shipped to trade customers. On sales where the risk of ownership transfers upon delivery to the customer, sales are recorded when delivery occurs.

Sales Incentives

Certain sales incentives such as coupons, rebates and free products which are offered to either the retail trade or the consumer are recorded as a reduction in sales revenue in accordance with recent accounting pronouncements at the later of either the date the related revenue is recorded or the date at which the sales incentive is offered.

Cash Discounts

An estimate of cash discounts offered to customers for early payment of sales invoices is recorded in the same period the related sales are recorded.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business the Company extends credit to its customers. The Company regularly reviews these accounts and makes a provision for amounts that may become uncollectible. The Company regularly evaluates accounts receivable and the allowance for doubtful accounts based on historical loss experience, specific problem accounts and general economic conditions in its geographic markets, and adjustments to the allowance are charged or credited to income. Although the Company believes the allowance is adequate to provide for potential uncollectible accounts, there is a possibility that actual losses will differ from the amount estimated.

Contingencies

The Company is subject to certain contingencies including but not limited to legal issues, and claims covering product liability, environmental, tax and employment matters. The Company records accruals for such contingencies based on its assessment of the probability of occurrence and an estimate of the potential liability. In arriving at the liability to be recorded, it considers past history, where applicable, and the available facts surrounding each issue. Reserves are provided if the Company thinks it likely that a taxing authority may take a sustainable position on a matter contrary to the position taken by the Company or one of its subsidiaries. See Item 8, Note 10, "Commitments and contingencies".

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages the disclosure of forward-looking information in order for investors to better understand the Company and enable more informed investment decisions. From time-to-time the Company does make oral and written statements that contain forward-looking statements. The Company tries to identify such statements with the use of words such as "estimate", "expect", "project", "intend", "plan", "believe", and other similar terms.

Factors that could cause actual results to differ materially are the following:

- Changes in business, political and worldwide economic conditions
- Competitive market activity
- Change in product mix sold
- Trade buying patterns
- Litigation
- Interest rate and foreign currency exchange rate fluctuations
- Governmental laws and regulations including tax laws
- Change in generally accepted accounting policies
- Acts of God affecting manufacturing and distribution channels
- Acquisitions, divestitures and restructurings

The Company cannot guarantee that any forward-looking statement will be realized, but makes every effort to be prudent in its plans and assumptions. Should known or unknown risks materialize, or should underlying assumptions be inaccurate, actual results may vary materially from those estimated or projected.

The Company does not undertake to publicly update forward-looking statements as a result of new information, future events or otherwise.

This discussion of factors that could affect future results is not meant to be complete but instead is designed to highlight important factors that may impact the Company's future results.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

For the year ended June 29, 2003 sales increased $21.2 million or 5.7% to $396.3 million from $375.1 million for the previous fiscal year. Higher unit volumes increased sales by $28.2 million while the combined effect of price and sales mix decreased sales by $8.0 million. Favorable currency translation increased sales $1.0 million. In the domestic rice business sales of $247.4 million increased $7.7 million or 3.2% from the prior year sales of $239.7 million. Unit volumes increased 10.2% and added $19.2 million to sales. A combination of lower prices and sales mix reduced sales by $11.5 million. Total retail unit volumes increased by 2.8% and non-retail unit volumes, excluding by-products, increased by 34.8%. In the non-retail sector, foodservice, industrial specialty and export/commodity volumes increased 35.9%, 32.6% and 41.9%, respectively. The volume increases reported by the industrial specialty and export/commodity sectors were favorably impacted by the acquisition of the ACH Food Companies, Inc. rice specialties business. Sales by the Company's energy co-generation joint venture increased $1.4 million or 30.2% to $6.1 million. This increase was directly related to the increase in natural gas prices. Sales in Central America increased $4.7 million or 5.6% to $88.5 million compared to $83.8 million in the prior year. Unit volume sales of fruit nectar and juice products increased by 10.5%. Unit volume sales of cookie and cracker products were impacted by increased competitive activity and sales price increases, and increased 1.4%. In total, the increase in volumes added $5.3 million to sales. Price increases increased sales by $3.1 million and unfavorable currency translation reduced sales by $3.7 million. In Europe, sales increased $7.5 million or 16.0% to $54.4 million from $46.9 million in the prior year. Higher unit volumes increased sales by $3.8 million. A combination of price and product mix reduced sales by $1.0 million and favorable currency translation increased sales by $4.7 million.

Gross profit increased $2.0 million or 1.8% to $109.9 million from $107.9 million a year earlier and decreased as a percentage of sales to 27.7% from 28.8%. In the domestic rice business, gross profit decreased $0.5 million or 0.7% to $75.4 million from $75.9 million in the same period in the prior year and decreased as a percentage of sales to 30.5% from 31.7%. Gross profit declined primarily as a result of sales mix reflecting lower sales in the value-added categories of quick cooking rice and prepared rice mixes. The domestic energy co-generation operations reported gross profit of $0.2 million versus a loss of $0.2 million in the prior year. The improvement was related to higher energy prices. Gross profit in Central America increased $1.3 million to $28.4 million but decreased slightly as a percentage of sales to 32.1% from 32.3% in the prior year. The increase in gross profit was related to the increase in sales. In Europe gross profit increased by $0.8 million or 14.6% to $5.9 million, but decreased as a percentage of sales to 10.9% from 11.0% in the previous year. The increase in gross profit was due to the increase in sales.

Advertising, selling and warehousing expenses decreased $2.2 million to $50.5 million. A decrease of $3.6 million in the domestic rice business was partially offset by an increase of $0.5 million in Central America and $0.9 million in Europe. The increase reported in Central America was related to competitive markets and expanded distribution. In Europe, the increase was related to increased distribution activity and an increase in pension plan benefit costs. In Europe, in the prior year, the Company had a favorable adjustment to pension expense which was not repeated in the current year.

Administrative and general expenses increased by $1.9 million or 9.0% to $23.6 million from $21.7 million in the prior period. Administrative and general expenses increased in the domestic rice business, Central America and Europe by $0.6 million, $0.4 million and $0.5 million, respectively. The increase in Europe was primarily related to an increase in pension plan expense as noted above. In the domestic rice business, general and administrative expenses increased by $0.6 million or 10.1% due to higher legal expenses and normal inflationary increases. General corporate overhead expenses, reflecting normal inflationary increases, were higher than the prior year by $0.4 million, or 4.4%.

Operating income increased $2.2 million, or 6.6%, to $35.8 million from $33.6 million in the prior year. As a percentage of sales, operating income was even with the prior year at 9.0%. Operating income in the domestic rice business increased by $2.5 million, or 7.6%, to $35.2 million. The $3.6 million reduction in advertising, selling and warehousing expenses more than offset the $0.5 million lower gross profit and

$0.6 million increase in general and administrative expenses. In Central America, operating income increased $0.4 million or 4.2% to $10.5 million due to higher gross profit as discussed previously offset partially by increased advertising, selling and warehousing expenses and higher administrative expenses. Operating income in Europe decreased $0.6 million to $1.1 million. The $0.8 million increase in gross profit was offset by higher advertising, selling and warehousing and administrative expenses. As previously discussed these expenses were reduced in the prior year by an adjustment to pension expense.

Other income of $2.6 million increased by $1.2 million from the prior year. In the current period the Company recorded net interest income of $1.0 million which was $0.3 million higher than the prior year. Equity in the earnings of unconsolidated affiliates of $2.8 million was even with the previous year. Other miscellaneous expenses decreased by $0.8 million to $1.2 million primarily due to the settlement of a dispute regarding a mineral lease, $0.6 million, and $0.1 million gain from the sale of assets and $0.1 million reduction in the amortization of intangible assets.

Income tax expense of $9.3 million decreased $0.3 million from the same period in the prior year notwithstanding an increase in income before tax. The effective rate decreased to 24.3% from 27.3% in the same period last year. The effective tax rate is less than the U.S. statutory rate primarily as a result of foreign earnings which are subject to tax rates that are lower than the U.S. statutory rate, the utilization of energy tax credits related to the Company's co-generation joint venture and the resolution of a foreign tax matter in the second fiscal quarter which resulted in reducing taxes by $1.5 million.

Net income for the year ending June 29, 2003 increased 13.5% to $28.7 million from $25.2 million in the prior fiscal year. Diluted earnings per share were $1.96, up from $1.77 in the prior year.

Fiscal 2002 Compared to Fiscal 2001

For the fiscal year ended June 30, 2002 sales decreased $6.9 million or 1.8% to $375.1 million from $382.0 million for the previous fiscal year. Higher unit volumes increased sales $3.6 million while the combined effect of price and sales mix decreased sales by $6.2 million. Unfavorable currency translation reduced sales a further $4.3 million. In the domestic rice business sales of $239.7 million increased $0.5 million or 0.2% from the prior year sales of $239.2 million. Higher volumes were recorded across all sectors in the domestic rice business with the exception of the low-margin export/commodity and by-products sectors. In total, the increased volumes added $4.0 million in sales. Sales in the domestic rice business were negatively affected $3.5 million due to a combination of sales mix and pricing reflecting the competitive market conditions. Total retail unit volumes increased by 1.1% and non-retail unit volumes declined by 1.9% primarily due to competitive market conditions. Sales by the Company's energy co-generation joint venture decreased by $1.1 million due primarily to lower energy prices. Lower gas prices decreased sales $2.1 million and higher volumes increased sales by $1.0 million. Sales in Central America decreased $0.2 million or 0.2% to $83.8 million compared to $84.0 million in the prior year. Higher volumes were recorded in both fruit nectar and juice products and cookie and cracker product lines. In total, the increase in volumes added $2.8 million to sales. Price increases, primarily in cookie and cracker products increased sales by $1.2 million and unfavorable currency translation reduced sales by $4.2 million. In Europe, sales declined by $6.1 million or 11.6% to $46.9 million from $53.0 million in the prior year. Lower unit volumes decreased sales by $4.2 million. A combination of price and product mix reduced sales by $1.9 million and unfavorable currency translation decreased sales by $0.1 million.

Gross profit increased $5.4 million or 5.3% to $107.9 million from $102.5 million a year earlier and increased as a percentage of sales to 28.8% from 26.8%. In the domestic rice business, gross profit increased $5.3 million or 7.6% to $75.8 million from $70.5 million in the same period in the prior year and increased as a percentage of sales to 31.7% from 29.5%. Gross profit increased primarily as a result of lower rice and energy costs. The domestic energy co-generation operations reported a loss at the gross profit level of $0.2 million versus a profit of $0.5 million in the prior year. The decline in gross profit resulted from the decline in sales related to lower gas prices. Gross profit in Central America improved by $1.3 million or 5.1% to $27.1 million and increased as a percentage of sales to 32.3% from 30.7% in the prior year. The increase in gross profit was due to product mix and lower production costs. In Europe gross profit decreased by $0.5 million or 10.1% to

$5.2 million, but increased slightly as a percentage of sales to 11.0% from 10.8% in the prior year. The decrease in gross profit was due to lower sales volumes.

Advertising, selling and warehousing expenses of $52.7 million were down $0.9 million from the prior year. A decrease of $1.3 million in the domestic rice business and $1.0 million in Europe was offset by an increase of $1.4 million in Central America. Expenses in Central America increased due to market conditions and increased costs of expanding distribution. In the domestic rice business, these costs were reduced primarily due to a lower spending level in promotional programs and media advertising. Selling expenses were also reduced by a lower level of bad debt expense. In Europe, the reduction in these expenses reflects the lower sales volumes of the restructured operations.

Administrative and general expenses increased by $0.4 million or 1.6% to $21.7 million from $21.3 million in the prior period. An increase in general corporate expense of $0.8 million was offset by a reduction of $0.7 million in European operations. Administrative expenses were reduced in Europe as a result of the restructuring undertaken in the third fiscal quarter of the previous year. The restructuring was initiated to adjust for a reduction in business resulting from the loss of two product line distributorships. In Central America, administrative and general expenses increased by $0.2 million. This increase reflects normal inflationary increases.

During the third quarter of fiscal 2001, the Company recorded a pre-tax charge of $1.4 million in continuing operations for restructuring and other charges related to its European operations in the United Kingdom. The charges were for activities related to work-force reductions and downsizing operations. The charges include $0.4 million for redundancy payments for employee termination benefits, $0.6 million for excess facility costs and $0.4 million for equipment and other asset write-downs. The $1.4 million liability originally recorded in accrued expenses has been reduced to $0.4 million as of June 30, 2002. The remaining liability primarily relates to long-term office and equipment leases.

Operating income increased $7.4 million or 28.5% to $33.6 million from $26.2 million in the same period in the prior year. As a percentage of sales, operating income increased to 9.0% from 6.9% in the prior period. Operating income in the domestic rice business increased by $6.5 million or 25.3% to $32.7 million. The increase in operating profit resulted primarily from the $5.3 million increase in gross profit and lower advertising, selling and warehousing expenses of $1.3 million as discussed above and a small increase in general and administrative expense. In Central America, operating income decreased $0.3 million or 2.7% to $10.0 million. Higher advertising, selling and warehousing expenses of $1.4 million and a $0.2 million increase in administrative expenses more than offset the $1.3 million increase in gross profit. Operating income in Europe increased $2.6 million from the prior year's loss of $0.9 million to $1.7 million. The prior year was negatively impacted by the recording of a $1.4 million restructuring charge in the third fiscal quarter. Net of the restructuring charge, operating income increased by $1.2 million. Administrative, selling and warehousing expenses were lower in the current year by $1.0 million and administrative expenses were lower by $0.7 million as a result of the restructuring. Combined, these expense reductions more than offset the $0.5 million reduction in gross profit.

Other income of $1.4 million decreased by $0.4 million from the prior year. In fiscal 2002 the Company recorded net interest income of $0.6 million as compared to net interest expense of $0.1 million in the prior year. The increase in interest income was primarily related to improved cash flow associated with the higher level of operating profit. Equity in the earnings of unconsolidated affiliates of $2.8 million was $0.6 million higher than the same period in the prior year due to record volumes at the Company's rice flour joint venture operation and earnings from its affiliate, Boost Nutrition. In the current period the Company recorded no gain from the sale of marketable securities while in the prior year $1.4 million was recorded. Other miscellaneous expenses increased by $0.3 million to $2.0 million.

Income tax expense of $9.6 million reflected an increase of $1.2 million from the same period in the prior year due to the increase in income before tax. The effective rate decreased to 27.3% from 29.9% in the same period last year. The effective tax rate is less than the U.S. statutory rate primarily as a result of foreign earnings which are subject to tax rates that are lower than the U.S. statutory rate, the utilization of energy tax credits related to the Company's co-generation joint venture and the resolution of a foreign tax matter in the second fiscal quarter which resulted in reducing taxes by $0.9 million.

Net income for fiscal 2002 increased $6.0 million or 31.2% to $25.2 million from $19.2 million in the prior fiscal year. Diluted earnings per share were $1.77, up from $1.36 in the prior period.

Liquidity and Capital Resources

The financial condition of the Company remained strong during fiscal 2003. The Company requires liquidity and capital primarily to provide the working capital and plant and equipment to support its operations and growth. The Company's primary sources of liquidity are cash provided by operating activities and external borrowing.

The Company's total of cash, cash equivalents and marketable securities at June 29, 2003 totaled $22.8 million and total short-term and long-term debt was $24.2 million. The ratio of debt to total capitalization (total debt plus stockholders' equity) increased to 11.8% at the end of fiscal 2003 from 1.5% the previous year. The increase in short-term debt was related to the purchase of the Rice Specialties business from ACH Food Companies, Inc. in February 2003. The current ratio decreased to 1.9 in fiscal 2003 from 2.5 at the end of the prior year as a result of the increase in short-term debt.

Consistent with historical results, operations provided a strong, positive cash flow in fiscal 2003, which resulted in net cash provided by operations of $24.3 million. This was a decrease of $3.3 million from the preceding year. Net income increased by $3.4 million or 13.5% to $28.7 million and non-cash depreciation and amortization charges increased by $1.1 million. Based on the Consolidated Statements of Cash Flows which eliminate the effect of fluctuations in foreign currency translation rates, working capital requirements increased $11.8 million compared to the prior year when working capital requirements increased by $3.5 million. In fiscal 2003, excluding the effect of exchange rate changes, inventory increased by $3.8 million whereas in the prior year inventory increased by $3.2 million. Accounts receivable in the current year increased $7.1 million while in the prior year accounts receivable decreased $4.1 million. Accounts payable and accrued liabilities increased by $2.1 million in the current year compared to a decrease of $3.0 million in the previous year. For the three year period ended June 29, 2003, net cash provided by operations has exceeded capital expenditures and dividend requirements by $13.2 million.

Cash used in investing activities totaled $37.6 million. Purchases of property, plant and equipment totaled $12.6 million, which was $2.9 million more than last year. Cash inflows related to amounts due from affiliates was $0.4 million more than the prior year. Proceeds from the sale of property plant and equipment were $0.2 million more than in the prior year. The Company used $25.4 million to purchase the Rice Specialties business from ACH Food Companies, Inc.

Cash provided by financing activities totaled $15.3 million for the current year, while in the prior year $10.7 million was used in financing activities. In the current period, the Company increased debt by $22.1 million while in the prior year debt was reduced by $3.7 million. Dividend payments during the current year were $9.5 million, up $0.4 million from $9.1 million paid last year. Dividends paid per share of common stock increased 3.1% to $0.67 in fiscal 2003.

The board of directors of the Company has authorized the open-market repurchase, from time to time, of up to 3.0 million shares of the Company's common stock. The repurchased stock will be used for general corporate purposes including issuance of stock under employee stock option plans. During fiscal 2002 the Company did not repurchase any shares. Through the end of fiscal 2003, the Company has repurchased a total of 2.0 million shares and 471 thousand shares have been reissued upon exercise of employee stock options.

The Company has a $35.0 million domestic, short-term, unsecured revolving credit facility with one bank. Under the terms of this facility, the Company has the option of borrowing at the bank's prime rate or at the Libor rate plus 0.625%. At June 29, 2003, the Company had $11.5 million in unused and available credit net of $22.0 in outstanding loans and $1.5 million in letters of credit outstanding under this credit facility. This facility will expire in fiscal 2004 and the Company expects to renew the facility for another one-year period.

The agreement contains limited financial covenants and the Company is currently in compliance with all of these covenants.

The Company's international operations are financed internally or through borrowings in local currency without the benefit of parent Company guarantees. The Company's foreign subsidiaries have a total of $11.0 million in short-term credit lines from local sources and at June 29, 2003 no amounts are borrowed.

The Company holds a portfolio of marketable securities with a market value of $0.2 million at June 29, 2003 which is available to provide additional liquidity.

The Company believes that the combination of its working capital, unused and available short-term credit lines and cash flow from operations will provide it with sufficient capital resources and liquidity to meet its foreseeable needs.

Contractual Obligations

As of June 29, 2003 contractual obligations arising in the normal course of business were as follows:

		Fiscal Years					
	Total	2004	2005	2006	2007	2008	Thereafter
Long Term Debt Obligations	$ 2,247	$ 694	$ 273	$ 276	$ 260	$248	$496
Operating Lease Obligations	10,981	3,651	3,103	2,528	1,357	218	124
Purchase Obligations	52,428	45,076	7,343	9			
	$65,656	$49,421	$10,719	$2,813	$1,617	$466	$620

Off Balance Sheet Arrangements

As of June 29, 2003, the Company co-guaranteed two loans made to Herto N.V. by foreign banks. A loan made in 2002 contains terms which provide for a maximum credit available to Herto N.V. of € 7.5 million ($8.6 million) reducing over the term with a final maturity in 2008. The Company has provided the bank with an unconditional guarantee for an amount not to exceed 50% of the maximum credit facility of € 7.5 million. The Company has an indemnity agreement from one of the other three shareholders of Herto N.V. that provides the Company would be reimbursed for 33⅓% of any payment it was required to make under the terms of the guarantee. This guarantee was made prior to December 30, 2002, the effective date of Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Accordingly, no liability has been recorded by the Company. A second loan made in May 2003 contains terms which provide for a maximum credit available to Herto N.V. of € 3.0 million ($3.4 million) with repayment beginning in 2005 and a final maturity in 2007. The Company has provided the bank with an unconditional guarantee for an amount not to exceed € 1.0 million ($1.1 million). The Company has calculated the fair value of the guarantee and determined it to be immaterial.

Also, the Company and Kennedy Rice Dryers, Inc., a corporation of which Mr. Elton Kennedy, a director of the Company, is the principal stockholder and a director and officer, each owns a 50% interest in South LaFourche Farm Partnership. The Company and Mr. Kennedy are each contingently liable on a $1.9 million promissory note payable by the Partnership. This guarantee was made prior to December 30, 2002, the effective date of FIN No. 45. Accordingly, no liability has been recorded by the Company.

Quantitative and Qualitative Disclosure About Market Risk

The Company utilizes derivative financial instruments as hedges to manage a portion of its exposure to fluctuations in exchange rates related to inventory purchases denominated in foreign currencies. These instruments qualify for hedge accounting treatment and, accordingly, gains and losses on these instruments are deferred and included in the basis of the inventory hedged. The Company utilizes forward currency exchange contracts to hedge specific purchase commitments. The contracts have varying maturities with none exceeding twenty-four months and are settled at maturity, based on prices agreed to at the inception of the contracts. At

June 29, 2003, the Company had established bank lines available to purchase forward currency exchange contracts in the amount of $91.8 million of which $7.5 million was outstanding. Gains and losses deferred in outstanding instruments at June 29, 2003 were $0.1 million and $0.2 million. As a matter of policy, the Company does not engage in speculative activity and does not hedge to protect the translated results of foreign operations or other economic exposures for which speculative accounting treatment of the hedging instrument would be required.

The Company from time to time utilizes rough rice futures contracts to hedge specific purchase commitments. The contracts have varying maturities with none exceeding twelve months and are settled at maturity, based on prices agreed to at the inception of the contracts. At June 29, 2003, the Company had no outstanding futures contracts.

Foreign Exchange Risk

A material amount of the Company's total sales and earnings are exposed to changes in foreign exchange rates. The Company seeks to manage this risk in part through operational means, including managing local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. The Company does not engage in any type of forward foreign currency speculation to hedge its investment in foreign subsidiaries and affiliates.

Forward foreign currency contracts are utilized by our European operations to cover specific inventory purchases that are denominated in a foreign currency. See discussion in "Quantitative and Qualitative Disclosure About Market Risk" above.

Interest Rate Risk

The Company's U.S. dollar interest-bearing investments and loans are subject to interest rate risk. The Company invests and borrows primarily on a short-term or variable-rate basis and does not employ any techniques to hedge this risk. At June 29, 2003, the Company had outstanding $22.0 million in short term debt borrowed for 90 days at a 1.9% rate of interest. The Company expects to be able to renew this debt at the end of the 90 day term. However, upon renewal of the debt, the Company is subject to changes in interest rates. An increase in the interest rate of ½ of 1% would increase annual interest expense by $0.1 million before taxes.

The Company's foreign subsidiaries and affiliates invest and borrow in their functional currency on both a short-term and long-term basis and are subject to interest rate risk on these assets and liabilities. The Company does not employ any techniques to hedge this risk.

Legal Matters

Various actions and claims, which arose in the ordinary course of business, are pending against the Company. In the opinion of management, the ultimate liability, if any, which may result from these actions and claims will not materially affect the financial position or future results of operations of the Company.

Risk Relating to Arthur Andersen LLP's Lack of Consent

REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO CONSENT TO THE INCLUSION OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF RIVIANA FOODS INC. IN THIS ANNUAL REPORT, AND THE READER WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Arthur Andersen LLP were previously the independent accountants for Riviana Foods Inc. until May 24, 2002. Representatives of Arthur Andersen LLP are not available to provide the consent required for the inclusion of their report on the financial statements of Riviana Foods Inc. incorporated in this annual report, and we have dispensed with the requirement to file their consent in reliance upon rule 437a of the Securities Act of 1933, as amended. Because Arthur Andersen LLP have not consented to the inclusion of their report in this annual report, the reader will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933, as amended for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference or any omissions to state a material fact required to be stated therein.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Shareholders and the Board of Directors
Riviana Foods Inc.:

We have audited the accompanying consolidated balance sheets of Riviana Foods Inc. and subsidiaries as of June 29, 2003 and June 30, 2002, and the related consolidated statements of income, capital accounts and retained earnings, comprehensive income and accumulated other comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riviana Foods Inc. and subsidiaries as of June 29, 2003 and June 30, 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas
August 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Riviana Foods Inc.:

We have audited the accompanying consolidated balance sheets of Riviana Foods Inc. (a Delaware corporation) and subsidiaries as of July 1, 2001 and July 2, 2000, and the related consolidated statements of income, capital accounts and retained earnings, comprehensive income and accumulated other comprehensive income, and cash flows for each of the three fiscal years in the period ended July 1, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Riviana Foods Inc. and subsidiaries as of July 1, 2001 and July 2, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 1, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
August 13, 2001

The Report of Independent Public Accountants signed by Arthur Andersen LLP and dated August 13, 2001 is reprinted in its entirety exactly as it was printed in the Company's Form 10-K for the fiscal year ended July 1, 2001. This report has not been reissued by Arthur Andersen LLP. The report refers to certain financial statements as of and for the fiscal years ended July 1, 2001, July 2, 2000 and June 27, 1999. The consolidated balance sheets of Riviana Foods Inc. and subsidiaries as of July 1, 2001 and July 2, 2000, and the related consolidated statements of income, capital accounts and retained earnings, comprehensive income and accumulated other comprehensive income and cash flows for the fiscal years ended July 2, 2000 and June 27, 1999, are not included herein.

Arthur Andersen LLP were previously the independent accountants for Riviana Foods Inc. until May 24, 2002. Representatives of Arthur Andersen LLP are not available to provide the consent required for the inclusion of their report on the financial statements of Riviana Foods Inc. incorporated in this annual report. Because Arthur Andersen LLP have not consented to the inclusion of their report in this annual report, the reader will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

RIVIANA FOODS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 29, 2003	June 30, 2002
	(In thousands, except per share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash	$ 9,937	$ 11,569
Cash equivalents	12,649	9,931
Total cash and cash equivalents	22,586	21,500
Marketable securities	219	65
Accounts receivable, less allowance for doubtful accounts of $1,268 and $1,245	42,900	35,748
Inventories	54,800	48,133
Prepaid expenses	5,710	3,212
Total current assets	126,215	108,658
PROPERTY, PLANT AND EQUIPMENT:		
Land	3,813	3,576
Buildings	39,921	33,831
Machinery and equipment	137,916	120,790
Property, plant and equipment, gross	181,650	158,197
Less accumulated depreciation	(73,626)	(66,051)
Property, plant and equipment, net	108,024	92,146
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	12,797	11,345
GOODWILL	9,585	
OTHER ASSETS	17,329	10,565
Total assets	$273,950	$222,714
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term debt	$ 22,000	
Current maturities of long-term debt	694	$ 859
Accounts payable	21,887	19,598
Accrued liabilities	18,567	18,204
Income taxes payable	3,945	4,582
Total current liabilities	67,093	43,243
LONG-TERM DEBT, net of current maturities	1,553	1,537
DUE TO AFFILIATES	740	507
DEFERRED INCOME TAXES	12,512	8,095
OTHER NONCURRENT LIABILITIES	4,498	3,814
COMMITMENTS AND CONTINGENCIES		
MINORITY INTERESTS	6,504	6,488
STOCKHOLDERS' EQUITY:		
Preferred stock, $1 par, 5,000 shares authorized, none issued		
Common stock, $1 par, 24,000 shares authorized, 15,883 issued	15,883	15,883
Paid-in capital	7,339	7,044
Retained earnings	203,308	184,997
Accumulated other comprehensive loss	(16,380)	(16,452)
Treasury stock, at cost, 1,552 and 1,712 shares	(29,100)	(32,442)
Total stockholders' equity	181,050	159,030
Total liabilities and stockholders' equity	$273,950	$222,714

The accompanying notes are an integral part of these consolidated financial statements.

RIVIANA FOODS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended		
	June 29, 2003	June 30, 2002	July 1, 2001
	(In thousands, except per share amounts)		
NET SALES	$396,307	$375,064	$381,999
COST OF SALES	286,449	267,136	279,491
Gross profit	109,858	107,928	102,508
COSTS AND EXPENSES:			
Advertising, selling and warehousing	50,453	52,671	53,602
Administrative and general	23,602	21,663	21,320
Restructuring and other charges			1,435
Total costs and expenses	74,055	74,334	76,357
Income from operations	35,803	33,594	26,151
OTHER INCOME (EXPENSE):			
Gain on sale of marketable securities			1,448
Interest income	1,665	1,153	1,273
Interest expense	(706)	(527)	(1,343)
Equity in earnings of unconsolidated affiliates	2,814	2,798	2,164
Other (expense), net	(1,169)	(1,983)	(1,744)
Total other income	2,604	1,441	1,798
Income before income taxes and minority interests	38,407	35,035	27,949
INCOME TAX EXPENSE	9,322	9,573	8,352
MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	429	217	355
NET INCOME	$ 28,656	$ 25,245	$ 19,242
Earnings per share:			
Basic	$ 2.01	$ 1.79	$ 1.37
Diluted	1.96	1.77	1.36
Weighted average common shares outstanding:			
Basic	14,252	14,083	14,072
Diluted	14,605	14,266	14,165

The accompanying notes are an integral part of these consolidated financial statements.

RIVIANA FOODS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL ACCOUNTS AND RETAINED EARNINGS

	Common Stock		Paid-In	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
	(In thousands, except per share amounts)						
BALANCE, July 2, 2000	15,883	$15,883	$6,553	$159,620	(1,762)	$(33,911)	$148,145
Net income				19,242			19,242
Sales of common stock				(165)	34	600	435
Dividends declared ($0.62 per share)				(8,718)			(8,718)
Repurchases of common stock					(114)	(1,986)	(1,986)
Collection of employee discount on stock			52				52
Tax credit for disqualifying dispositions of stock			36				36
BALANCE, July 1, 2001	15,883	15,883	6,641	169,979	(1,842)	(35,297)	157,206
Net income				25,245			25,245
Sales of common stock				(997)	130	2,855	1,858
Dividends declared ($0.655 per share)				(9,230)			(9,230)
Collection of employee discount on stock			231				231
Tax credit for disqualifying dispositions of stock			172				172
BALANCE, June 30, 2002	15,883	15,883	7,044	184,997	(1,712)	(32,442)	175,482
Net income				28,656			28,656
Sales of common stock				(718)	161	3,372	2,654
Dividends declared ($0.675 per share)				(9,627)			(9,627)
Repurchases of common stock					(1)	(30)	(30)
Collection of employee discount on stock			95				95
Tax credit for disqualifying dispositions of stock			200				200
BALANCE, June 29, 2003	15,883	$15,883	$7,339	$203,308	(1,552)	$(29,100)	$197,430

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized Gains on Marketable Securities, Net of Taxes	Cumulative Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss	Comprehensive Income
	(In thousands)			
BALANCE, July 2, 2000	$ 802	$(14,016)	$(13,214)	
Net income				$19,242
Marketable securities, net of taxes:				
Realized (gains)	(941)		(941)	(941)
Unrealized gains	145		145	145
Effect of balance sheet translations		(2,362)	(2,362)	(2,362)
COMPREHENSIVE INCOME				$16,084
BALANCE, July 1, 2001	6	(16,378)	(16,372)	
Net income				$25,245
Marketable securities, net of taxes:				
Unrealized (losses)	(4)		(4)	(4)
Effect of balance sheet translations		(76)	(76)	(76)
COMPREHENSIVE INCOME				$25,165
Balance, June 30, 2002	2	(16,454)	(16,452)	
Net income				$28,656
Marketable securities, net of taxes:				
Unrealized gains	100		100	100
Effect of balance sheet translations		(28)	(28)	(28)
COMPREHENSIVE INCOME				$28,728
BALANCE, June 29, 2003	$ 102	$(16,482)	$(16,380)	

The accompanying notes are an integral part of these consolidated financial statements.

RIVIANA FOODS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	June 29, 2003	June 30, 2002	July 1, 2001
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 28,656	$ 25,245	$ 19,242
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,625	7,529	6,879
Deferred income taxes	4,553	3,053	710
Restructuring and other charges			1,056
Gain on disposition of assets	(135)	(39)	(1,438)
Equity in earnings of unconsolidated affiliates	(2,814)	(2,798)	(2,164)
Change in assets and liabilities:			
Accounts receivable, net	(7,083)	4,121	127
Inventories	(3,795)	(3,201)	3,364
Prepaid expenses	(2,445)	(912)	50
Other assets	(3,534)	(2,160)	1,005
Accounts payable and accrued liabilities	2,051	(2,981)	(5,950)
Income taxes payable	(575)	(512)	(454)
Other noncurrent liabilities	705	522	370
Minority interests	130	(205)	(132)
Net cash provided by operating activities	24,339	27,662	22,665
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(12,639)	(9,750)	(11,917)
Proceeds from disposals of property, plant and equipment	283	123	81
Investment by joint venture partner			557
Proceeds from sale of marketable securities			1,758
Increase (decrease) in due to affiliates	185	(223)	(13)
Cash paid for business and certain assets, net of cash received	(25,431)		
Net cash used in investing activities	(37,602)	(9,850)	(9,534)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in short-term debt	22,000	(4,000)	(995)
Additions to long-term debt	1,418	2,150	1,950
Repayments of long-term debt	(1,337)	(1,829)	(1,918)
Dividends paid	(9,532)	(9,138)	(8,457)
Repurchases of common stock	(30)		(1,986)
Sales of common stock	2,654	1,858	435
Collection of employee discount on stock	95	231	52
Net cash provided by (used in) financing activities	15,268	(10,728)	(10,919)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(919)	(574)	(750)
INCREASE IN CASH AND CASH EQUIVALENTS	1,086	6,510	1,462
CASH AND CASH EQUIVALENTS, beginning of period	21,500	14,990	13,528
CASH AND CASH EQUIVALENTS, end of period	$ 22,586	$ 21,500	$ 14,990

The accompanying notes are an integral part of these consolidated financial statements.

(In Thousands, Except Per Share Amounts)

(1) Organization and Nature of Business:

Riviana Foods Inc. (Riviana) and subsidiaries (collectively, Company) are primarily engaged in the processing, marketing and distributing of rice and other food products. The Company has rice operations in the United States and in Belgium and Germany through unconsolidated affiliates, Boost Nutrition C.V. (Boost) and Herto N.V. (Herto), food operations in Central America through Alimentos Kern de Guatemala, S.A. (Kern) and Pozuelo, S.A. (Pozuelo) in Costa Rica, and a food distribution operation in the United Kingdom, Stevens & Brotherton Ltd. (S&B).

In the United States, the Company processes, markets and distributes branded and private-label rice products to the retail grocery trade and foodservice industry, rice and rice by-products to industrial customers and branded products to Puerto Rico and international markets. Riviana's primary domestic brand names are Success®, Mahatma®, Carolina®, River®, WaterMaid®, S&W®, Gourmet House®, China Doll®, Sello Rojo® and El Mago®.

In Central America, Kern produces and markets a wide range of processed fruits and vegetables under the Kern's®, Ducal®, Koolfrut® and Fun-C® brands. Pozuelo produces and markets cookies and crackers under the Riviana Pozuelo® brand. Both Kern's and Pozuelo's products are sold primarily in Central America through similar distribution channels with some products under the Ducal® and Riviana Pozuelo® brands exported to certain United States markets.

In Europe, S&B distributes rice under the Phoenix® brand and private labels as well as dried fruits, processed meats and other food products to retail, wholesale, foodservice and industrial customers. Through unconsolidated affiliates Boost and Herto, the Company processes and sells packaged rice products under the Bosto® brand within Belgium, the Oryza® brand within Germany, private-label packaged rice products to major retailers in the European Union and both bulk and branded rice products to Eastern Europe and other export markets. The Company owns a 49% interest in Boost and a 33% interest in Herto.

In addition to the U.S. operations above, the Company is a partner with Riceland Foods, Inc. (Riceland) in joint ventures in Arkansas in rice flour processing and co-generation of power from the gasification of rice hulls. The rice flour processing operation is a 50/50 joint venture with Riceland in which each partner shares equally in profits and in any future capital contributions. The venture has no debt. The Company accounts for the joint venture using the equity method of accounting and its results are included in Note 2, "Summary of significant accounting policies, Investments in unconsolidated affiliates".

The Company is a partner with Riceland in two joint ventures to co-generate power from the gasification of rice hulls. Riceland is the ultimate purchaser of the energy output from these ventures. The Company's ownership in the two ventures is 51% and 49% with the remaining equity of 49% and 51% owned by Riceland. The results of both are included in the consolidated results of the Company. Notwithstanding the 49% ownership, the Company consolidates the entire operation at this venture since it controls the operation, and is the 100% owner of the gasifier assets that are utilized to provide the gasification of rice hulls that in turn is the heat source for the production of energy. The consolidated financial statements fully reflect all obligations of both of these joint ventures.

(2) Summary of Significant Accounting Policies:

Fiscal Reporting Periods

The Company operates on a 52/53-week fiscal year ending on the Sunday closest to June 30. This period is utilized as it is a natural business year closely coinciding with the rice crop year in the southern United

States, rice being the largest component of the Company's sales. The fiscal years ended June 29, 2003, June 30, 2002 and July 1, 2001 were 52-week fiscal years.

Consolidation

The consolidated financial statements include the accounts of Riviana and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Investments in Unconsolidated Affiliates

The Company has equity investments in certain food processing, marketing and distribution companies, which are accounted for utilizing the equity method of accounting. Ownership interests range from 33 to 50 percent in these unconsolidated affiliates.

The following represents summarized financial information with respect to the assets, liabilities and results of operations of the unconsolidated affiliates.

Balance Sheet Data	June 29, 2003	June 30, 2002
Current assets	$45,484	$41,641
Noncurrent assets	35,176	23,984
Total assets	$80,660	$65,625
Current liabilities	$32,147	$29,293
Noncurrent liabilities	20,804	11,976
Common equity:		
Riviana	12,797	11,345
Others	14,912	13,011
Total liabilities and equity	$80,660	$65,625

Income Statement Data	2003	2002	2001
Net sales	$151,796	$139,591	$133,835
Gross profit	27,809	24,728	22,612
Income before income taxes	6,845	7,156	5,545
Net income	5,888	5,714	4,577
Equity in earnings of unconsolidated affiliates	2,814	2,798	2,164

Subsequent to June 29, 2003, the Company's unconsolidated affiliate, Boost, entered into a trademark license agreement and put option contract expiring in 2018 with the Company's joint venture partner, Ebro Puleva (Ebro). Boost committed to pay Ebro €1,400 ($1,600) annually, adjusted for local inflation, until 2018 for the right to use the trademark Reis Fit® and Ris-Fix® in certain European countries. At any time prior to 2018, Ebro has the right to require Boost to purchase the trademarks for an amount equal to the gross remaining payments on the license agreement, adjusted for local inflation.

The Company guarantees certain notes payable of these unconsolidated affiliates. See Note 9, "Related party transactions", and Note 10, "Commitments and contingencies: Loan Guarantees".

Changes in Accounting Principles

Effective July 3, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 137,

"Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The effect of adopting these statements had no material impact on the Company's results of operations or financial position.

Effective July 1, 2001, the Company adopted the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives", and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration paid to a Reseller of the Vendor's Products". These issues address the recognition, measurement and income statement classification for various types of sales incentives including discounts, coupons, rebates, free products and payments to retailers to obtain shelf space for products of the Company. The effect of these issues significantly impacted revenue and expense classifications but did not change reported net income.

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". In addition to requiring the use of the purchase method for all business combinations, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. SFAS No. 142 addresses accounting and reporting standards for acquired goodwill and other intangible assets, and generally requires that goodwill and indefinite life intangible assets no longer be amortized but be tested for impairment annually. Finite life intangible assets will continue to be amortized over their useful lives. As of July 1, 2002, the Company completed the required impairment tests of goodwill and other intangible assets with indefinite lives and, based on the results of the tests, determined no reserve for impairment to the carrying values of these assets was needed. In accordance with SFAS No. 142, prior period amounts were not restated. For the twelve months ended June 30, 2002 and July 1, 2001, amortization net of taxes of indefinite life intangibles was $97 and $46. Had the prior period been restated, the effect of adopting this statement would have had no material effect on the Company's results of operations or financial position. The net carrying value of goodwill and other indefinite life intangibles as of June 29, 2003 was $9,585 and $1,694.

Effective July 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The effect of adopting this statement had no material impact on the Company's results of operations or financial position.

Effective July 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement establishes the methods of accounting for the impairment or disposal of long-lived assets by sale or otherwise. The effect of adopting this statement had no material impact on the Company's results of operations or financial position.

Effective December 30, 2002, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement broadens the presentation of discontinued operations to include more disposal transactions and restructurings planned and controlled by management that materially change the scope of the business or the manner in which that business is conducted. This statement is effective for business exit or disposal activities initiated after December 31, 2002. The effect of adopting this statement had no material impact on the Company's results of operations or financial position.

Effective December 30, 2002, the Company adopted Financial Accounting Standards Board Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation significantly changes the previous practice in the accounting for, and disclosure of, guarantees. Guarantees meeting the characteristics described in the interpretation are required to be initially recorded at fair value, which is different from general current practice of recognition of a liability only when loss is probable and reasonably estimable, as prescribed in SFAS No. 5, "Accounting for Contingencies." The interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The effect of adopting this interpretation did not have a material impact on the Company's results of operations or financial position. See Note 10, "Commitments and contingencies: Loan Guarantees".

Effective December 30, 2002, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based compensation. The Company has elected to continue to follow the intrinsic value method in accounting for its employee stock options in accordance with APB 25, "Accounting for Stock Issued to Employees". Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The effect of adopting this statement did not have a material impact on the Company's results of operations or financial position. See Note 12, "Stock option plans".

Effective December 30, 2002, the Company adopted EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". This issue addresses the accounting for cash consideration given to a reseller of a vendor's products from a vendor. This issue indicates that cash consideration received by a customer from a vendor is presumed to be a reduction in the price of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. The EITF indicated that such presumption is overcome when the consideration is either (a) a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer's income statement, or (b) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue when recognized in the customer's income statement. The EITF also reached a consensus that a rebate or refund of a specified amount of cash consideration that is payable only if the customer completed a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund, provided the amounts are reasonably estimable. The effect of adopting this issue did not have a material impact on the Company's results of operations or financial position.

Effective February 1, 2003, the Company adopted FIN No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51." This interpretation addresses consolidation by business enterprises of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003 and apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain new disclosure requirements apply to all financial statements issued after January 31, 2003. The adoption of this interpretation did not have a material impact on the Company's results of operations or financial position.

Effective June 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS No. 150 represents a significant change in practice in the accounting for a number of mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting this statement did not have a material impact on the Company's results of operations or financial position.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to its customers. The Company regularly reviews the accounts and makes adequate provision for any potentially uncollectible balances. Management believes that the Company has no significant concentrations of credit risk.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method. Inventories were composed of the following:

	June 29, 2003	June 30, 2002
Raw materials	$ 9,098	$ 8,301
Work in Process	64	75
Finished goods	37,933	33,600
Packaging supplies	7,705	6,157
Total	$54,800	$48,133

Property, Plant and Equipment

Land, buildings, machinery and equipment are stated at cost. Depreciation is provided for financial reporting purposes on the straight-line basis over the following estimated useful lives:

Buildings	30 to 40 years
Machinery and equipment	3 to 29 years

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and betterments are capitalized. The cost of assets sold or retired and the related accumulated depreciation is removed from the accounts at the time of disposition, and any resulting gain or loss is reflected as other income or expense for the period.

Goodwill and Other Intangibles

As described above, the Company adopted SFAS No. 142 on July 1, 2002. In accordance with SFAS No. 142, goodwill and indefinite life intangible assets are no longer amortized but subject to annual impairment tests. The required impairment tests were performed and did not result in an impairment charge. Prior to 2003, these assets were amortized on the straight-line method. Other intangible assets with finite lives, such as non-compete agreements, continue to be amortized over their useful lives, ranging from 3 to 5 years.

Other Noncurrent Liabilities

Other noncurrent liabilities are composed primarily of certain postretirement benefits and staff termination indemnities.

Revenue Recognition

Sales are recognized at the time risk of ownership passes to the customer. Generally this occurs when products are shipped to customers. On sales where risk of ownership transfers upon delivery to customers, sales are recorded when delivery occurs.

Sales Incentives

Certain sales incentives such as coupons, rebates and free products which are offered to either the retail trade or the consumer are recorded as a reduction in sales revenue in accordance with recent accounting pronouncements at the later of either the date the related revenue is recorded or the date at which the sales incentive is offered.

Cash Discounts

An estimate of cash discounts offered to customers for early payment of sales invoices is recorded in the same period the related sales are recorded.

Advertising

The costs of advertising, promotion and marketing programs are charged to operations in the period incurred.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the respective number of weighted average common shares outstanding. The reconciliation of weighted average common shares outstanding used in computing basic and diluted earnings per share is as follows:

	2003	2002	2001
Basic	14,252	14,083	14,072
Effect of dilutive stock options	353	183	93
Diluted	14,605	14,266	14,165

In the calculation of the effect of dilutive stock options, 1, 418 and 463 anti-dilutive stock option shares have been excluded for 2003, 2002 and 2001.

Stock-Based Compensation

Stock-based compensation plans, are accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations using the intrinsic value method. Accordingly, no expense has been recognized for stock option grants. Had expense been determined based on the Black-Scholes option pricing model at the grant date for awards in 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been as follows:

	2003	2002	2001
Net income:			
As reported	$28,656	$25,245	$19,242
Proforma stock-based compensation expense, net of tax	1,078	920	901
Pro forma	$27,578	$24,325	$18,341
Earnings per share — basic:			
As reported	$ 2.01	$ 1.79	$ 1.37
Proforma stock-based compensation expense, net of tax	0.07	0.06	0.07
Pro forma	$ 1.94	$ 1.73	$ 1.30
Earnings per share — diluted:			
As reported	$ 1.96	$ 1.77	$ 1.36
Proforma stock-based compensation expense, net of tax	0.06	0.06	0.06
Pro forma	$ 1.90	$ 1.71	$ 1.30

The SFAS No. 123 method of accounting has not been applied to options granted prior to July 3, 1995 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

The Black-Scholes option pricing model was used to value the grants issued in 2003, 2002 and 2001. The weighted average value and the assumptions used were as follows:

	2003	2002	2001
Weighted average value per share	$8.00	$4.78	$5.55
Option term until exercised (years)	7	7	7
Risk-free interest rate	4.3%	5.1%	6.0%
Expected dividend yield	2.7%	4.9%	3.8%
Volatility	0.35	0.36	0.37

Translation of Foreign Currencies

The assets and liabilities of consolidated foreign subsidiaries are translated into United States dollars at exchange rates in effect at the date of the financial statements. Revenues and expenses are translated at the average rates during the reporting periods. Resulting translation gains and losses are accumulated as a separate component of accumulated other comprehensive loss in stockholders' equity. Because the Company follows the policy of not providing taxes on unremitted foreign earnings as discussed in Note 7, "Income taxes", such translation gains and losses are not tax effected.

Fair Value of Financial Instruments

The Company's financial instruments other than derivative financial instruments consist primarily of cash, cash equivalents, trade receivables, trade payables and debt instruments. The Company periodically reviews these instruments for impairment of value and records a provision for any impairment identified. The book values of these instruments are considered to be representative of their respective fair values.

Derivative Financial Instruments

The Company utilizes derivative financial instruments as hedges to manage a portion of its exposure to fluctuations in exchange rates related to inventory purchases denominated in foreign currencies. These instruments qualify for hedge accounting treatment and, accordingly, gains and losses on these instruments are deferred and included in the basis of the inventory hedged. The Company utilizes forward currency exchange contracts to hedge specific purchase commitments. The contracts have varying maturities with none exceeding 24 months and are settled at maturity, based on rates agreed to at the inception of the contracts. At June 29, 2003, the Company had established bank lines available to purchase forward exchange contracts in the amount of $91,843, of which $7,491 was outstanding. Gains and losses deferred in outstanding instruments at June 29, 2003 were $94 and $180.

The Company from time to time utilizes rough rice futures contracts to hedge specific purchase commitments. The contracts have varying maturities with none exceeding twelve months and are settled at maturity, based on prices agreed to at the inception of the contracts. At June 29, 2003, the Company had no outstanding rough rice futures contracts.

As a matter of policy, the Company does not engage in speculative activity and does not hedge to protect the translated results of foreign operations or other economic exposures for which speculative accounting treatment of the hedging instrument would be required.

Reclassification

Certain prior-year balances have been reclassified to conform to the current-year presentation.

(3) Restructuring and Other Charges:

During the third quarter of 2001, the Company recorded restructuring and other charges at Stevens & Brotherton, the Company's United Kingdom subsidiary. The charges consisted of redundancy payments ($388) for employee termination benefits for 16 employees, excess facility costs ($553) and equipment and other asset write-downs ($494). The $1,435 liability originally recorded in accrued liabilities has been reduced to $319 at June 29, 2003. The remaining liability primarily relates to long-term office and equipment leases.

(4) Marketable Securities:

Investments in debt and equity securities are recorded as required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's marketable securities consist of high-grade equity securities that are all considered available for sale. Available-for-sale securities, securities that the Company purchased without any specific intent to sell in the near term, are carried at fair value with unrealized gains and losses included directly in stockholders' equity, net of applicable deferred income taxes. The basis upon which costs were determined in computing realized gains and losses was specific identification.

	June 29, 2003	June 30, 2002
Aggregate fair value	$219	$65
Cost basis	62	62
Unrealized net gain before taxes	157	3
Income taxes	55	1
Unrealized gain, net of taxes	$102	$ 2
Unrealized gains	$166	$12
Unrealized losses	(9)	(9)
Unrealized net gain before taxes	$157	$ 3

	2003	2002	2001
Proceeds from sales of marketable securities	None	None	$1,758
Realized gross gains			1,448
Realized gross losses			

(5) **Accrued Liabilities:**

Accrued liabilities consisted of the following:

	June 29, 2003	June 30, 2002
Payroll, commissions and bonuses	$ 8,229	$ 7,365
Coupon redemption and advertising	4,028	4,181
Taxes, other than income taxes	1,354	1,145
Manufacturing costs	2,142	2,474
Other	2,814	3,039
Total	$18,567	$18,204

(6) **Borrowing Arrangements:**

Interest rates related to short-term debt vary according to the country in which the funds are borrowed, but generally approximate the market rate of interest. At June 29, 2003, $22,000 of short-term debt was outstanding. The weighted average interest rate at June 29, 2003 was 1.9%. In the United States, the Company has an unused line of credit of $11,468, net of $22,000 in short-term debt borrowed and $1,532 in letters of credit at June 29, 2003. The Company is subject to limited financial covenants and is in compliance with all of these covenants. Internationally, the Company has unused lines of credit totaling about $11,033, with no amounts borrowed at June 29, 2003.

Long-term debt consisted of the following:

	June 29, 2003	June 30, 2002
Total long-term debt	$2,247	$2,396
Less current maturities	694	859
Long-term debt, net of current maturities	$1,553	$1,537

The weighted average interest rates of long-term debt, all from an international subsidiary, at June 29, 2003 and June 30, 2002 were 19.5% and 19.6%.

Total long-term debt at June 29, 2003 matures as follows:

2004	$ 694
2005	273
2006	276
2007	260
2008	248
Thereafter	496
Total	$2,247

Total interest paid was $638, $615 and $1,309 for 2003, 2002 and 2001.

(7) **Income Taxes:**

The provision for income taxes consisted of the following:

	2003	2002	2001
Federal	$1,927	$4,503	$4,633
State	616	322	348
Foreign	2,362	1,872	3,128
Total current provision	4,905	6,697	8,109
Federal	4,545	2,865	410
Foreign	(128)	11	(167)
Total deferred provision	4,417	2,876	243
Income tax expense	$9,322	$9,573	$8,352
Total income taxes paid	$8,639	$8,208	$8,928

The difference between the statutory United States federal income tax rate and the Company's global effective tax rate as reflected in the consolidated statements of income was as follows:

	2003		2002		2001	
	Tax Expense (Benefit)	Percent of Pretax Income	Tax Expense (Benefit)	Percent of Pretax Income	Tax Expense (Benefit)	Percent of Pretax Income
Taxes at U.S. Federal statutory rate	$13,442	35.0%	$12,262	35.0%	$ 9,782	35.0%
Resolution of issues at less than estimate previously provided	(1,558)	(4.1)	(903)	(2.6)		
Alternative fuels credit	(535)	(1.4)	(548)	(1.6)	(546)	(2.0)
Foreign earnings subject to tax rates that are different from the U.S. federal statutory rate	(1,288)	(3.4)	(1,809)	(5.1)	(1,229)	(4.4)
State taxes, net of federal benefit	400	1.0	209	0.6	226	0.8
Taxes on dividends received from foreign subsidiaries	124	0.3	77	0.2	780	2.8
Other	(1,263)	(3.1)	285	0.8	(661)	(2.3)
Income tax expense/effective rate	$ 9,322	24.3%	$ 9,573	27.3%	$ 8,352	29.9%

The components of deferred taxes were as follows:

	June 29, 2003	June 30, 2002
Accrued liabilities	$ 1,647	$ 1,599
Allowance for doubtful accounts	328	551
State taxes	525	381
Inventories	188	
Staff termination indemnities	459	131
Other	2	2
Total deferred tax assets	3,149	2,664
Property, plant and equipment and other	13,211	10,379
Accrued employee benefits	2,395	363
Inventories		16
Marketable securities	55	1
Total deferred tax liabilities	15,661	10,759
Net deferred tax liabilities	$12,512	$ 8,095

Income of foreign subsidiaries before income taxes and minority interests was $13,894, $13,334 and $10,603 for 2003, 2002 and 2001.

The Company does not provide deferred income taxes on unremitted earnings of foreign subsidiaries, since such earnings are considered to be permanently invested. Cumulative unremitted earnings of foreign subsidiaries were $68,292, $58,492 and $48,251 as of June 29, 2003, June 30, 2002 and July 1, 2001.

(8) Pension Plans and Other Postretirement Benefits:

Riviana has defined benefit plans covering substantially all United States and certain international employees. The benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute annually at least the minimum amounts actuarially necessary to provide for retirement benefits.

The following sets forth summarized information regarding the Company's defined benefit retirement plans:

	United States		International	
	2003	2002	2003	2002
Change in projected benefit obligations:				
Benefit obligations at the beginning of year	$31,320	$26,609	$ 8,508	$7,801
Service cost: Employer	2,760	2,501	130	227
Employees			94	91
Interest cost	2,178	1,934	533	504
Amendments	(3,912)	83		6
Actuarial (gain) loss	6,205	1,912	2,612	(569)
Foreign exchange impact			770	648
Plan disbursements	(2,084)	(1,719)	(281)	(200)
Benefit obligations at the end of year	$36,467	$31,320	$12,366	$8,508

	United States 2003	United States 2002	International 2003	International 2002
Change in plan assets:				
Fair value of plan assets at beginning of year	$29,752	$27,279	$ 7,529	$6,789
Actual return on plan investments	915	(2,608)	(462)	(631)
Contributions: Employer	8,800	6,800	308	904
Employee			94	97
Foreign exchange impact			561	570
Plan disbursements	(2,084)	(1,719)	(281)	(200)
Fair value of plan assets at end of year	$37,383	$29,752	$ 7,749	$7,529
Funded status:				
Funded status at end of year	$ 916	$(1,568)	$(4,617)	$ (979)
Unrecognized net (gain) loss from experience different from that assumed	12,305	5,074	5,648	1,998
Unrecognized prior service costs	(2,679)	797		
Net asset (liability) recognized	$10,542	$ 4,303	$ 1,031	$1,019
Amounts recognized in balance sheets:				
Asset	$10,542	$ 4,303	$ 1,031	$1,019
Weighted average assumptions:				
Discount rate	6.0 %	7.25%	5.25%	6.0%
Long-term rate of compensation increase	4.0	4.5	3.5	3.5
Long-term rate of return on plan assets	8.75	9.0	7.1	7.5

Components of net periodic pension costs:

	United States 2003	United States 2002	United States 2001	International 2003	International 2002	International 2001
Service cost: Employer	$ 2,760	$ 2,501	$ 2,351	$ 130	$ 227	$ 313
Employees				94	91	125
Interest cost	2,178	1,934	1,744	533	504	502
Expected return on plan assets	(2,903)	(2,539)	(2,275)	(590)	(559)	(568)
Amortization of transition/prior service costs	132	80	(11)		217	
Amortization of actuarial (gain) loss	394	(125)	(371)	296	156	59
Net periodic pension costs	$ 2,561	$ 1,851	$ 1,438	$ 463	$ 636	$ 431

Riviana provides death and additional retirement benefits to certain key employees. These plans are funded through Company-owned life insurance. The net cash surrender value of the insurance policies is recorded as a noncurrent asset in the accompanying consolidated balance sheets. The actuarially computed present value of the retirement benefits is recorded as an other noncurrent liability in the accompanying consolidated balance sheets. As of June 29, 2003 and June 30, 2002, the Company had recorded net cash surrender value of $3,146 and $3,127 and present value of retirement benefit obligations of $2,971 and $2,633. The Company recorded expense of $240, $169 and $192 related to these plans for 2003, 2002 and 2001.

Riviana has a defined contribution plan which covers substantially all United States employees. The Company contributes an amount equal to a percentage of employee contributions. Total expense related to this plan was $724, $643 and $717 during 2003, 2002 and 2001.

(9) Related Party Transactions:

The Company paid $1,155, $1,072 and $2,083 in 2003, 2002 and 2001 to W. Elton Kennedy, a director of the Company, or entities controlled by him for rice purchases at market prices. At June 29, 2003, the Company had commitments to purchase an additional $628 in future rice purchases. Also, the Company and Kennedy Rice Dryers, Inc., a corporation of which Mr. Kennedy is the principal stockholder and a director and officer, each owns a 50% interest in South LaFourche Farm Partnership. The Company and Mr. Kennedy are each contingently liable on a $1,885 promissory note payable by the Partnership. The Company has also executed transactions with other companies owned by certain directors which were not material to the Company's results of operations or financial position. Management of the Company believes that the foregoing transactions were on terms no less favorable to the Company than could normally be obtained from unaffiliated parties.

(10) Commitments and Contingencies:

Lease Commitments

At June 29, 2003, future minimum lease payments and sublease rentals under long-term operating lease obligations amounted to:

	Gross Lease Payments	Sublease Rental Income	Net Lease Payments
2004	$ 3,651	$184	$ 3,467
2005	3,103	1	3,102
2006	2,528		2,528
2007	1,357		1,357
2008	218		218
Thereafter	124		124
Total	$10,981	$185	$10,796

Rent expense net of rental income was $3,905, $3,733 and $3,560 for 2003, 2002 and 2001.

Litigation

Various actions and claims, which arose in the ordinary course of business, are pending against the Company. In the opinion of management, the ultimate liability, if any, which may result from these actions and claims will not materially affect the financial position or future results of operations of the Company.

Buy-Sell Agreement

As of June 29, 2003, the Company had a $8,175 investment in Boost which represents a 49% ownership interest. The Boost stockholder agreement provides that either stockholder has the right to purchase the other's interest. The initial bid price offered by one stockholder to the other, if not accepted, would require the rejecting stockholder to counteroffer the initial bid price plus five percent. Each rejection thereafter would also require a five percent premium over the prior offer until one stockholder accepts.

Loan Guarantees

As of June 29, 2003, the Company co-guaranteed two loans made to Herto N.V. by foreign banks. A loan made in 2002 contains terms which provide for a maximum credit available to Herto N.V. of € 7.5 million ($8,572) reducing over the term with a final maturity in 2008. The Company has provided the bank with an unconditional guarantee for an amount not to exceed 50% of the maximum credit facility of € 7.5 million. The Company has an indemnity agreement from one of the other three shareholders of Herto N.V. that provides the Company would be reimbursed for 33⅓% of any payment it was required to make under the terms of the guarantee. This guarantee was made prior to December 30, 2002, the effective date of FIN No. 45. Accordingly, no liability has been recorded by the Company.

A second loan made in May 2003 contains terms which provide for a maximum credit to Herto N.V. of € 3.0 million ($3,429) with repayment beginning in 2005 with the final installment due in 2007. The Company has provided the bank with an unconditional guarantee for an amount not to exceed € 1.0 million ($1,143). The Company has calculated the fair value of the guarantee and determined it to be immaterial.

As of June 29, 2003, the Company was contingently liable on a $1,885 promissory note payable by South LaFourche Farm Partnership. The guarantee was made prior to December 30, 2002, the effective date of FIN No. 45. Accordingly, no liability has been recorded by the Company. See Note 9, "Related party transactions."

(11) Capital Stock:

Common Stock

At June 29, 2003, the Company had outstanding 1,586 shares of common stock sold before the Company's 1995 initial public offering to directors, officers and key employees of the Company or Boost at a discount of $1,632. The amount of discount was determined by the Board of Directors and represents a percentage reduction of about 50% from the formula based estimate of fair value at the time of sale. A majority of the shares discounted were sold as an inducement for predecessor management to continue employment and to participate in the initial capitalization of the Company in 1986. The discount is recorded in the accompanying consolidated financial statements as a reduction of stockholders' equity. Under a contractual agreement with the stockholders, the discount must be repaid when the shares are sold.

The Company's common stock trades on The Nasdaq Stock Market (trading symbol "RVFD").

Preferred Stock

At June 29, 2003, 5,000 shares of $1.00 per share par value preferred stock are authorized. No shares of preferred stock have been issued.

(12) Stock Option Plans:

On December 28, 1994, and October 22, 1997, the Company's stockholders adopted incentive stock option plans (1994 Plan and 1997 Plan). On October 16, 2002, the Company's stockholders amended the 1997 Plan to increase by 1,000 shares the authorized shares of common stock to be granted under the 1997 Plan. On October 11, 1995, the Company's stockholders adopted a non-employee directors stock option plan (1995 NEDSOP) which was retroactively effective May 17, 1995. Collectively, these are the "Plans".

Under the 1994 Plan and 1997 Plan, a total of 795 and 2,000 shares of common stock have been reserved for issuance pursuant to options that may be granted by a committee of the Board of Directors to eligible employees of the Company or Boost, including officers. Options granted allow the holders of the options to purchase shares of common stock at the fair market value on the date of the grant for a period of ten years. No options will become exercisable sooner than one year after the date of the grant.

The 1995 NEDSOP, as amended, permits the issuance of options to purchase up to 250 shares of common stock to directors who are not employees of the Company and who beneficially own less than 2% of the outstanding common stock of the Company. Such directors receive options to purchase 2 shares annually on May 17. Options granted allow holders of the options to purchase shares of common stock at the fair market value on the date of the grant for a period of ten years. No options will become exercisable sooner than one year after the date of the grant.

The Plans' activity is summarized below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding beginning of year	1,324	$17.70	1,238	$17.30	1,096	$17.44
Granted	228	24.80	255	17.97	248	16.54
Exercised	(161)	16.48	(131)	14.29	(34)	12.80
Canceled	(8)	18.98	(38)	18.34	(72)	18.91
End of year:						
Options outstanding	1,383	19.01	1,324	17.70	1,238	17.30
Options exercisable	467	17.08	415	16.60	451	15.07
Options outstanding price range	$12.00 – $26.49		$12.00 – $23.92		$12.00 – $22.41	

Options outstanding at June 29, 2003 have a weighted average remaining contractual life of 6.2 years.

(13) Business Acquisition:

Effective February 10, 2003, the Company purchased all of the Rice Specialties business of ACH Food Companies, Inc. (ACH) for about $25,431. The business located in Brinkley, Arkansas, and Mobile, Alabama, manufactures and sells a variety of rice products including quick-cooking rice for the U.S. food manufacturing, retail and foodservice industry. The results of operations are included in the Company's financial statements beginning February 10, 2003.

The following summarizes the fair values of the assets acquired and liability assumed at the date of acquisition:

Working capital	$ 2,753
Property, plant and equipment	12,653
Goodwill	9,585
Other	440
Net assets acquired	$25,431

The $9,585 of goodwill is expected to be deductible for tax purposes.

(14) Segment Information:

Industry Segments

The Company operates in one dominant industry segment which involves the processing, marketing and distribution of food products.

Geographic Segments

The Company classifies its business into three reportable segments: Domestic (includes the United States and Puerto Rico), Europe (includes the United Kingdom and Belgium) and Central America (includes Guatemala and Costa Rica). The Company's operations have been aggregated into these reportable segments based on similar economic characteristics and operations which are similar in nature as to products and production processes, types of customers and distribution methods.

The Company's export sales, other than those intercompany sales reported below as sales between geographic areas, are not significant. Sales between geographic areas consist of sales of raw materials and finished food products which are sold at adjusted market prices. Corporate assets consist primarily of cash, cash equivalents, marketable securities, investments in unconsolidated affiliates and other assets.

The Company's geographic area data are as follows:

	2003	2002	2001
Sales to unaffiliated customers:			
Domestic	$253,467	$244,403	$244,994
Europe	54,388	46,872	53,031
Central America	88,452	83,789	83,974
Total consolidated	$396,307	$375,064	$381,999
Sales between geographic areas:			
Domestic	$ 65	$ 312	$ 271
Central America	19,886	18,347	18,449
Eliminations	(19,951)	(18,659)	(18,720)
Total consolidated	$ 0	$ 0	$ 0
Income:			
Operating income:			
Domestic	$ 35,361	$ 32,499	$ 26,583
Europe	1,106	1,723	(880)
Central America	10,483	10,054	10,333
Total operating income	46,950	44,276	36,036
General corporate expenses	(11,147)	(10,682)	(9,885)
Income from operations	35,803	33,594	26,151
Interest expense	(706)	(527)	(1,343)
Equity in earnings of unconsolidated affiliates	2,814	2,798	2,164
Other income, net	496	(830)	977
Income before income taxes and minority interests	$ 38,407	$ 35,035	$ 27,949
Identifiable assets at end of year:			
Domestic	$161,730	$128,083	$131,746
Europe	30,139	24,332	21,040
Central America	56,444	49,708	44,270
Total identifiable assets	248,313	202,123	197,056
Corporate	25,637	20,591	11,237
Total assets	$273,950	$222,714	$208,293
Long lived assets:			
Domestic	$103,545	$ 78,905	$ 77,663
Europe	10,390	9,579	7,364
Central America	14,541	13,730	13,412
Corporate	19,259	11,842	7,642
Total consolidated	$147,735	$114,056	$106,081

	2003	2002	2001
Depreciation and amortization:			
Domestic	$ 6,478	$ 5,557	$ 4,798
Europe	118	133	186
Central America	1,828	1,620	1,631
Corporate	201	219	264
Total consolidated	$ 8,625	$ 7,529	$ 6,879
Capital expenditures:			
Domestic	$ 8,495	$ 6,851	$ 10,240
Europe	94	38	50
Central America	3,487	2,744	1,588
Corporate	563	117	39
Total consolidated	$ 12,639	$ 9,750	$ 11,917
Investment in unconsolidated affiliates:			
Corporate	$ 2,842	$ 2,192	$ 2,556
Europe	9,955	9,153	6,875
Total consolidated	$ 12,797	$ 11,345	$ 9,431

(15) Unaudited Quarterly Financial Data:

	Quarters Ended				
	September	December	March	June	Year
2003					
Net sales	$95,214	$98,229	$99,367	$103,497	$396,307
Gross profit	26,819	28,420	27,583	27,036	109,858
Income before income taxes and minority interests	9,044	9,780	9,507	10,076	38,407
Net income	6,318	8,487	6,705	7,146	28,656
Per share:					
Earnings:					
Basic	0.45	0.60	0.47	0.50	2.01
Diluted	0.44	0.58	0.46	0.49	1.96
Cash dividends paid	0.165	0.165	0.17	0.17	0.67
Market price:					
High	27.14	27.60	28.04	31.34	31.34
Low	21.31	22.13	21.38	23.15	21.31
2002					
Net sales	$93,153	$98,675	$92,499	$ 90,737	$375,064
Gross profit	24,881	29,050	27,139	26,858	107,928
Income before income taxes and minority interests	6,677	9,959	8,823	9,576	35,035
Net income	4,608	7,902	6,075	6,660	25,245
Per share:					
Earnings:					
Basic	0.33	0.56	0.43	0.47	1.79
Diluted	0.33	0.56	0.43	0.46	1.77
Cash dividends paid	0.16	0.16	0.165	0.165	0.65
Market price:					
High	18.65	18.68	18.68	27.40	27.40
Low	16.50	16.96	16.96	20.85	16.50

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the annual earnings per share.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There is nothing to be reported under this item.

Item 9A. *Controls and Procedures*

The Company's principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation, the Company's principal executive officer and principal chief financial officer believe that:

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

The Company's disclosure controls and procedures were effective as of the end of the period covered by this report to ensure such information was accumulated and communicated to the Company's management, including the Company's principal/executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information relating to the Directors of the Company is set forth under the captions "General" and "The Company recommends Voting "FOR" the nominees" in the Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information relating to executive compensation is set forth under the captions "Compensation Tables" and "Retirement Plan" in the Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes share and exercise price information about the Company's equity compensation plans as of June 29, 2003, including the Company's 1994 Stock Option Plan, 1997 Stock Option Plan and 1995 Non-Employee Director Stock Option Plan, as amended and restated (together, the "Plans"). Stockholders have approved the Plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
Employee plans	1,299,182	$19.04	1,024,811
Non-Employee Directors plan	84,000	18.58	166,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	1,383,182	$19.01	1,190,811

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Information relating to the ownership of equity securities of the Company by certain beneficial owners and management is set forth under the caption "Common Stock Outstanding and Principal Holders Thereof" in the Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

Information relating to certain relationships with a beneficial stockholder and certain related transactions is set forth under the captions "Compensation and Stock Option Committee Interlock and Insider Participation" and "Certain Transactions" in the Proxy Statement and is incorporated herein by reference.

Item 14. *Auditor Fees*

Audit Fees

Fees for audit services totaled approximately $484,500 in fiscal 2003 and approximately $348,500 in fiscal 2002, including fees associated with the annual audit, the reviews of the Company's quarterly reports on Form 10-Q and statutory audits required internationally. In fiscal 2002 the reviews of the Company's quarterly reports on Form 10-Q were performed by a predecessor auditor.

Audit-Related Fees

Fees for audit-related services totaled approximately $25,800 in fiscal 2003 and none in fiscal 2002. Audit-related services principally included fees for the audit of the Riviana Foods Savings Plan, due diligence in connection with an acquisition and accounting consultations. In fiscal 2002 these services were performed by a predecessor auditor.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning, totaled approximately $184,000 in fiscal 2003 and none in fiscal 2002. In fiscal 2002 these services were performed by a predecessor auditor.

All Other Fees

The Company did not engage KPMG LLP on any other matters not otherwise included in the above categories in either fiscal 2003 or 2002.

The Audit Committee of the Board has adopted a policy requiring pre-approval by the Audit Committee of all services (audit and non-audit) to be provided to the Company by its independent auditor. Any proposed services to be provided by the independent auditor, including proposed services exceeding pre-approved budget levels, will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) Consolidated Financial Statements — See Consolidated Financial Statements in Part II, Item 8, Financial Statements and Supplementary Data.

(2) Consolidated Financial Statement Schedules — None.

(3) Exhibits — A copy of the Index to Exhibits, filed with the Company's Form 10-K Report, can be obtained free of charge by written request to E. Wayne Ray, Jr., Riviana Foods Inc., P.O. Box 2636, Houston, Texas 77252-2636.

(b) Reports on Form 8-K.

Current Report on Form 8-K dated February 4, 2003, reporting that the Registrant had issued a press release announcing the execution of an asset purchase agreement with ACH Food Companies, Inc., a copy of which was filed as Exhibit 99.1 in that Form 8-K.

Current Report on Form 8-K dated May 1, 2003, reporting that the Registrant had issued a press release announcing operating results for the third quarter ended March 30, 2003, a copy of which was filed as Exhibit 99.1 in that Form 8-K.

Current Report on Form 8-K dated August 21, 2003, reporting that the Registrant had issued a press release announcing operating results for the fourth quarter ended June 29, 2003, a copy of which was filed as Exhibit 99.1 in that Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 12, 2003.

RIVIANA FOODS INC.
(Registrant)

By /s/ JOSEPH A. HAFNER, JR.
Joseph A. Hafner, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on September 12, 2003.

Signature	Capacity
/s/ JOSEPH A. HAFNER, JR. Joseph A. Hafner, Jr.	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ W. DAVID HANKS W. David Hanks	Executive Vice President and Director
/s/ E. WAYNE RAY, JR. E. Wayne Ray, Jr.	Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)
/s/ FRANK A. GODCHAUX III Frank A. Godchaux III	Chairman of the Board
/s/ CHARLES R. GODCHAUX Charles R. Godchaux	Vice Chairman of the Board
/s/ FRANK K. GODCHAUX Frank K. Godchaux	Director
/s/ W. ELTON KENNEDY W. Elton Kennedy	Director
/s/ E. JAMES LOWREY E. James Lowrey	Director
/s/ THERESA G. PAYNE Theresa G. Payne	Director
/s/ PATRICK W. ROSE Patrick W. Rose	Director
/s/ THOMAS B. WALKER, JR. Thomas B. Walker, Jr.	Director
/s/ CHARLES H. COTROS Charles H. Cotros	Director

BOARD OF DIRECTORS

Frank A. Godchaux III
Chairman of the Board

Charles R. Godchaux
Vice Chairman of the Board

Charles H. Cotros
Retired Chairman and Chief Executive Officer
SYSCO Corporation

Frank K. Godchaux
Personal Investments

Joseph A. Hafner, Jr.
President and Chief Executive Officer

W. David Hanks
Executive Vice President and Assistant Secretary

W. Elton Kennedy
President
Kennedy Rice Dryers, LLC

E. James Lowrey
Retired Executive Vice President
SYSCO Corporation

Theresa G. Payne
Personal Investments

E. Wayne Ray, Jr.
Vice President, Chief Financial Officer and Treasurer

Patrick W. Rose
Personal Investments

Thomas B. Walker, Jr.
Senior Director
The Goldman Sachs Group, Inc.

INTERNATIONAL SUBSIDIARIES

Alimentos Kern de Guatemala, S.A.
Kilómetro 6.5, Carretera al Atlántico
Zona 18
Guatemala City, Guatemala 01018

Pozuelo, S.A.
Diagonal a Lacsa, La Uruca
San José, Costa Rica

Stevens & Brotherton Ltd.
S & B House
2 Vinson Close
Knoll Rise
Orpington
Kent BR6 OPP, England

N & C Boost N.V.
Oostkaai 16
P.O. Box 30
B-2170 Merksem, Belgium

OFFICERS

Frank A. Godchaux III
Chairman of the Board

Charles R. Godchaux
Vice Chairman of the Board

Joseph A. Hafner, Jr.
President and Chief Executive Officer

W. David Hanks
Executive Vice President and Assistant Secretary

E. Wayne Ray, Jr.
Vice President, Chief Financial Officer and Treasurer

Alfonso Bocaletti
Vice President

Ian W. Boyle
Vice President

Bastiaan G. de Zeeuw
Vice President

Thomas M. Forshee
Vice President

Christopher L. Haines
Vice President

Ranvir B. Mohindra
Vice President

Jack M. Nolingberg
Vice President

Paul R. Stevens
Vice President

David E. Van Oss
Vice President

Richard F. Vincent
Vice President

Elizabeth B. Woodard
Vice President, General Counsel and Secretary

Leslie K. Godchaux
Assistant Treasurer

Bertha Landry
Assistant Secretary

For more information about the Riviana family of products, visit one of our websites at:
www.riviana.com
www.successrice.com
www.mahatmarice.com
www.carolinarice.com
www.s-and-wrice.com
www.gourmethouserice.com
www.alikerns.com
www.sandb.co.uk
www.pozuelo.co.cr

FINANCIAL INFORMATION

Analysts, portfolio managers, news media representatives and other interested parties seeking financial information about the Company should contact E. Wayne Ray, Jr., Vice President, Chief Financial Officer and Treasurer, at corporate headquarters.

FISCAL 2003 ANNUAL REPORT

This report and the statements contained in it provide general information for Riviana Foods Inc. stockholders and are not submitted in connection with the sale or solicitation of any offer to buy securities, nor are they intended to represent the value of such securities.

The Riviana Foods Inc. Annual Report for fiscal 2003 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that these expectations will be achieved.

STOCKHOLDER INFORMATION

Stock Trading:
Riviana Foods Inc. common stock trades on The Nasdaq Stock Market using the symbol "RVFD."

Annual Meeting:
Riviana Foods Inc. invites interested stockholders to attend its annual meeting on Wednesday, October 15, 2003, at 9 a.m. at the Company's headquarters, 2777 Allen Parkway, Houston, Texas. Information with respect to this meeting is contained in the proxy statement provided to holders of Riviana Foods Inc. common stock.

CORPORATE DATA

Headquarters:
Riviana Foods Inc.
2777 Allen Parkway
Houston, Texas 77019-2141
713.529.3251
FAX: 713.529.1866

Mailing Address:
P.O. Box 2636
Houston, Texas 77252-2636

TRANSFER AGENT

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800.635.9270
201.329.8660
www.melloninvestor.com

INDEPENDENT AUDITORS

KPMG LLP
Houston, Texas

Design: Artisan Field Inc., Houston

RIVIANA FOODS INC.
P.O. Box 2636
Houston, Texas 77252-2636

713.529.3251
FAX: 713.529.1866
Website: www.riviana.com